UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM F-10
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GREAT BASIN GOLD LTD.
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification Number)

138 West Street, 4th Floor
P.O. Box 78182
Sandown, 2196, Sandton
South Africa 2146
27-11-301-1800
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware, USA 19808
Telephone: (800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:
Bernhard Zinkhofer
Lang Michener LLP
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7
(604) 689-9111

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.	[ ]	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	[X]	at some future date (check appropriate box below)

		1.	[ ]	pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).

		2.	[ ]

pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).

3.	[ ]

pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	[X]	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. [X]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (3)	Proposed maximum offering price per unit (3)	Proposed maximum aggregate offering price (4), (5)	Amount of registration fee (6), (7)
Common Shares of the Company (1), (2)	-	-	$145,529,500	$8,120.55
Total	-	-	$145,529,500	$8,120.55

(1)

Comprised of common shares of the Company, including common shares issuable upon the conversion of up to an aggregate of CDN$110,000,000 of 8% senior unsecured convertible debentures due November 30, 2014 (the “Debentures”) to be issued pursuant to the Company’s offering (the “Offering”) of the Debentures pursuant to an underwriting agreement (the “Underwriting Agreement”) entered into between the Company and the underwriters for the Offering (the “Underwriters”). Each holder will be entitled to convert the Debentures into common shares of the Company based on a conversion price of CDN$2.15, subject to adjustment and, in certain circumstances, the issuance of additional common shares of the Company as a make whole premium. The Debentures will be issued and be subject to the terms and conditions set forth in a trust indenture to be entered into between the Company and Computershare Trust Company of Canada as the trustee and agent for the Debentures.

(2)

Includes common shares issuable pursuant to the conversion of Debentures that the Underwriters in the Offering will have the option to purchase in accordance with the over-allotment option (the “Over-Allotment Option”) granted by the Company pursuant to the Underwriting Agreement.

(3)

Omitted pursuant to Rule 457(o) which permits the registration fee to be calculated on the basis of the maximum aggregate offering price of all securities listed in the “Calculation of Registration Fee” table.

(4)

Calculated in accordance with Rule 457(o) based on the maximum aggregate offering price of all common shares listed in the “Calculation of Registration Fee” table, including common shares that may be issued pursuant to the conversion of Debentures that may be purchased by the Underwriters pursuant to exercise of the Over-Allotment Option.

(5)

Calculated based on the proposed maximum offering price of the common shares that may be issued pursuant to this registration statement of CDN$155,000,000, equivalent to US$145,529,500 based on the noon exchange rate of the Bank of Canada on November 5, 2009 of CDN$1.00 = US$0.9389.

(6)	Based on the SEC’s registration fee of $55.80 per $1,000,000 of securities registered.

(7)	Paid with the initial registration statement on Form F-10 previously filed with the Commission on November 10, 2009.

Explanatory Note:  The Registrant hereby amends its Registration Statement on Form F-10, previously filed with the Commission on November 10, 2009, to include the final short form prospectus filed with the British Columbia Securities Commission relating to the offering of the Registrant’s common shares in Canada and the United States.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	NOVEMBER 16, 2009 >

CDN$155,000,000

Common Shares

Great Basin Gold Limited

     We may from time to time offer and issue our common shares, up to a total price of CDN$155,000,000 during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. The distribution of common shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement.

      This prospectus qualifies common shares, including common shares issuable on conversion of up to an aggregate of $126,500,000 principal amount of 8.0% senior unsecured convertible debentures to be issued by us under a short form prospectus filed with the securities commissions in each of the provinces and territories of Canada on November 12, 2009.  The specific terms of any offering of common shares will be set out in the applicable prospectus supplement, including the currency in which the common shares will be issued and any other specific terms.  A prospectus supplement may include specific terms pertaining to the common shares that are not within the alternatives and parameters described in this prospectus.

     All shelf information permitted under applicable securities legislation to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the common shares to which the prospectus supplement pertains.

     Investing in the common shares involves risks. See “Risk Factors” beginning on page 35.

     We are a foreign private issuer under United States securities laws and are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this short form prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in (i) Note 27 entitled “Reconciliation with United States Generally Accepted Accounting Principles” to our audited consolidated financial statements as at December 31, 2008 and 2007 and for the years then ended included in our Form 40-F for the year ended December 31, 2008 filed with the United States Securities and Exchange Commission (the “SEC”) on March 27, 2009, and (ii) the Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” with respect to our unaudited consolidated interim financial statements as at and for the three and nine months ended September 30, 2009 and 2008 furnished with the SEC under cover of Form 6-K dated November 9, 2009, each as incorporated by reference in this short form prospectus.

     You should be aware that the purchase of our common shares may have tax consequences both in the United States and in Canada. The tax consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

     Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, Canada, all of our officers, all but one of our directors and all of the experts named in this short form prospectus are residents of Canada or countries other than the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SHORT FORM PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

     Our common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”), the NYSE Amex Exchange (“Amex”) and the Johannesburg Stock Exchange (“JSE”) under the symbol “GBG”.

     We may offer and sell common shares to or through underwriters or dealers, directly to one or more purchasers pursuant to applicable statutory exemptions, or through agents designated from time to time. The prospectus supplement relating to a particular offering of common shares will identify each underwriter, dealer or agent engaged in connection with the offering and sale of common shares and will set forth the plan of distribution for such common shares, including the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution. See “Plan of Distribution”.

     No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

     In this prospectus, “we” or the “Company” refers to Great Basin Gold Ltd., “Prospectus” means this prospectus, “Debentures” refers to our 8% senior unsecured convertible debentures due November 30, 2014, “Debenture Offering” refers to the offering of Debentures described herein, and “Prospectus Supplement” means any prospectus supplement accompanying this prospectus.

     You should rely only on the information contained in or incorporated by reference into this short form prospectus. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this short form prospectus is accurate as of any date other than the date on the front of this short form prospectus.

- ii -

TABLE OF CONTENTS

	Page		Page
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1	MAPS
CAUTIONARY NOTE TO UNITED STATES INVESTORS	2	Map 1 Hollister Property	11
DOCUMENTS INCORPORATED BY REFERENCE	4	Map 2 Location of Burnstone Property	22
GENERAL MATTERS	5
ADDITIONAL INFORMATION	5	TABLES
ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS	6	Table 1 Summary of the Company’s Undiluted Resource Estimate by Gold Grade Cut Off, Hollister Gold Mine, HDB, Hollister Property, June 2009	13
GLOSSARY OF CERTAIN TERMS	7	Table 2 Summary of the Company’s Diluted Reserve Estimates at a 11.31 g/t (0.33 oz/st) Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, February 2009 (CIM 2005)	14
CURRENCY, EXCHANGE RATES AND CONVERSION FACTORS	8	Table 3 Summary of Metallurgical Recoveries from Bulk Samples Hollister Property	15
THE COMPANY	10	Table 4 EBITDA Financial Highlights, Hollister Gold Mine Project, HDB, Hollister Property, June 2009	15
DESCRIPTION OF PRINCIPAL MINERAL PROJECTS	10	Table 5 Capital Cost Estimates – Hollister Property	17
CONSOLIDATED CAPITALIZATION	31	Table 6 Long Term Cash Cost Estimates – Hollister Property	17
USE OF PROCEEDS	32	Table 7 Measured and Indicated Mineral Resources as of September 2009 – Burnstone Property	24
PLAN OF DISTRIBUTION	32	Table 8 Inferred Resources as of September 2009 – Burnstone Property	24
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	33	Table 9 Proven and Probable Reserves based on January 2008 Mineral Resource Estimate – Burnstone Property	25
PRIOR SALES	33	Table 10 Burnstone Gold Project – 2009 Summary of Key Results: Economic Assumptions.	26
TRADING PRICE AND VOLUME	34	Table 11 Burnstone Gold Project – 2009 Summary of Key Results: Cash Cost Per Ounce (US$)	26
RISK FACTORS	35	Table 12 Burnstone Gold Project – 2009 Project Capital Cost Update	27
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	48	Table 13 Burnstone Gold Project – 2009 Summary Of Key Results: Total Costs Ounce	27
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	49	Table 14 Burnstone Gold Project – 2009 Summary Of Key Results: Financial Analysis	28
AUDITORS, TRANSFER AGENT AND REGISTRAR	49	Table 15 Gold Price Sensitivity	28
LEGAL MATTERS	49	Table 16 Total Estimated Remaining Costs to Bring Mine into Production – Burnstone Property	29

- i -

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This short form prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding the Company’s expectations in respect of the exploration and development potential of the Company’s properties, expected capital and operations costs, reserve and resource estimates and plans of operation, including its plan to carry out exploration and development activities. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

     Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  no current production of commercial ore, as the Company is performing test mining operations only;

  the potential inability to ultimately classify all our mineral resources as mineable reserves under SEC rules;

  the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors;

  fluctuation of gold prices and currency rates;

  current and potential permit restrictions and/or permit delays which could hinder or ultimately prevent full production mining at Hollister Property;

  impact and cost of compliance with environmental regulations and the actions of environmental opposition groups;

  failure or delay to get an environmental impact statement may hinder, delay or preclude the move into full production mining at Hollister Property, as will the failure to complete the environmental impact assessment at the Burnstone Property;

  changes in mining legislation adversely affecting our operations;

  in South Africa, our ability to retain prospecting and mining rights;

  a history of financial losses and the need for additional exploration and development capital and the need to refinance or repay approximately US$62 million of senior secured notes (the “Senior Secured Notes”) potentially due and repayable on 30 days notice after November 12, 2010;

  ability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws;

  uncertainty surrounding future capital and operating costs, economic returns from mining operations and ultimate value of the Company’s gold properties;

  ability to attract and retain key personnel; and

  other risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and those which are discussed under the heading “Risk Factors”.

      Such information is included, among other places, in this short form prospectus under the headings “Description of Principal Mineral Properties”, “Use of Proceeds”, “Risk Factors” and in the annual information form under the headings “Description of Business” and “Risk Factors” and in the Management’s Discussion and Analysis for the year ended December 31, 2008 and the Management’s Discussion and Analysis for the nine-month period ended September 30, 2009, each of such documents being incorporated by reference in this short form prospectus.

     These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this short form prospectus. See “Risk Factors” for a more detailed discussion of these risks.

     Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Canadian Disclosure Regarding Mineral Properties

     The disclosure in this prospectus, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

     This prospectus includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this prospectus may not qualify as “reserves” under SEC standards.

     In addition, this prospectus uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

     Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

     It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this prospectus is economically or legally mineable.

      In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures.

     For the above reasons, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

     This short form prospectus is part of a registration statement on Form F-10 relating to the Common Shares that we filed with the SEC. This short form prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Common Shares.

     We prepare our financial statements in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which differ from U.S. generally accepted accounting principles, or U.S. GAAP. Therefore, our financial statements incorporated by reference in this short form prospectus and in the documents incorporated by reference in this short form prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the following for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP:

  Note 27 entitled “Reconciliation with United States Generally Accepted Accounting Principles” to our audited consolidated financial statements as at December 31, 2008 and 2007 and for the years then ended; and

  Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” with respect to our unaudited comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2009 and 2008.

  See “Documents Incorporated by Reference”.

DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada are available at www.sedar.com and are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

  the annual information form of the Company dated March 27, 2009;

  the management information circular of the Company dated May 14, 2009 distributed in connection with the annual meeting of shareholders of the Company held on June 22, 2009;

  the audited consolidated financial statements and the notes thereto for the financial years ended December 31, 2008 and 2007, together with the auditors’ report thereon;

  management’s discussion and analysis of financial condition and operations for the financial year ended December 31, 2008;

  the unaudited comparative interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2009 and management’s discussion and analysis of financial condition and operations contained in our third quarter 2009 report;

  amended and restated compensation of executive officers for the year ended December 31, 2008, as filed on SEDAR November 12, 2009;

  the material change report dated March 16, 2009 announcing that the Company closed a public offering of 100 million units at the price of $1.30 per unit raising gross proceeds of $130 million; and

  Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” with respect to our unaudited comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2009 and 2008.

     Material change reports (other than confidential reports), business acquisition reports, interim financial statements and all other documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and before completion or withdrawal of this offering, will be deemed to be incorporated by reference into this short form prospectus.

     Any report filed by the Company with the SEC or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this short form prospectus until the termination of the distribution under this short form prospectus shall be deemed to be incorporated by reference into the registration statement which this short form prospectus forms a part of, if and to the extent expressly provided in such report.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     Copies of the documents incorporated herein by reference may also be obtained on request without charge from Great Basin Gold Ltd., #1108, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3 (telephone 1 (888) 633 9332 (attention: Michael Curlook).

GENERAL MATTERS

     In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms “Great Basin”, “Company”, “we”, “us” and “our” are used to refer to Great Basin Gold Ltd.

     Unless otherwise indicated, all dollar amounts in this short form prospectus are expressed in Canadian dollars and except as otherwise noted.

     Except as otherwise noted herein, Johan Oelofse, Pr. Eng., FSAIMM, Chief Operating Officer of the Company and Philip Bentley, Pr. Sci. Nat., are the Qualified Persons (as defined under NI 43-101) responsible for preparing or supervising the preparation of the scientific or technical information contained in this short form prospectus and the documents incorporated by reference herein and have verified the technical data disclosed herein and therein relating to the Hollister Property and the Burnstone Property. Messrs. Oelofse and Bentley are employees of the Company and hence are not independent of the Company.

     The address of the Company’s website is www.grtbasin.com. Information contained on the Company’s website is not part of this short form prospectus or incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Company has not authorized any person to provide different information.

     The Common Shares being offered for sale under this short form prospectus may only be sold in those jurisdictions in which offers and sales of the Common Shares are permitted. This short form prospectus is not an offer to sell or a solicitation of an offer to buy the Common Shares in any jurisdiction where it is unlawful to do so. The information contained in this short form prospectus is accurate only as of the date of this short form prospectus, regardless of the time of delivery of this short form prospectus or of any sale of the Common Shares.

ADDITIONAL INFORMATION

     The Company has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) relating to the offering of the Common Shares. This short form prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this short form prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational reporting requirements of the Exchange Act as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, the Company is required to publicly file reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements which are different from United States disclosure requirements. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders. In addition, the officers, directors and principal shareholders of the Company are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act.

     The Company files annual reports on Form 40-F with the SEC under the MJDS, which annual reports include:

  the Annual Information Form;

  the management’s discussion and analysis of financial condition and results of operations;

  the consolidated audited financial statements, which are prepared in accordance with Canadian GAAP and reconciled to generally accepted accounting principles in the United States (“U.S. GAAP”); and

  other information specified by the Form 40-F.

     As a foreign private issuer, the Company is required to furnish the following types of information to the SEC under cover of Form 6-K:

  material information that the Company otherwise makes publicly available in reports that the Company files with securities regulatory authorities in Canada;

  material information that the Company files with, and which is made public by, the TSX; and

  material information that the Company distributes to its shareholders in Canada.

This additional information filed under cover of Form 6-K includes:

  press releases;

  material change reports;

  technical reports on the Company’s properties prepared in accordance with NI 43-101; and

  materials prepared in connection with meetings of the Company’s shareholders, including notices of meetings and information circulars.

     You may read and copy any document that we have filed with or furnished to the SEC at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system (“EDGAR”) at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

     The Company is a corporation existing under the Business Corporations Act (British Columbia). All but one of the Company’s directors, all of its officers, and all of the experts named in this short form prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. The Company has been advised by its Canadian counsel, Lang Michener LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Lang

Michener LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

     The Company filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CSC Corporate Services as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Great Basin in a United States court arising out of, related to, or concerning the offering of the Common Shares under this short form prospectus.

GLOSSARY OF CERTAIN TERMS

In this short form prospectus the following terms mean:

Ag	symbol for silver;

Au	symbol for gold;

Au Eq	gold, silver and other metals expressed when combined as a per gold ounce equivalent;

cm g/t	centimetre grams per tonne (2,204.6 lbs);

DMR	Department of Mineral Resources (previously Department of Minerals and Energy) of South Africa;

EBITDA	Earnings before interest, taxes, depreciation and amortization which is a measurement of cash-flow and not a measurement of accounting profit;

EIS	Environmental Impact Statement, a requirement of United States mining authorities;

g/t	grams per tonne (2,204.6 lbs);

HDSA	historically disadvantaged South African;

IRR	internal rate of return, the discount rate that would have to be applied to the projected future cash flows from an asset to make the net present value of the asset worth zero;

LOM	life of mine;

MPRDA	Mineral and Petroleum Resources Development Act, 2002;

oz/st	Troy ounces per short ton (2,000 lbs);

NI 43-101	National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects;

NPV	net present value, the current value of the discounted projected future cash flows from an asset at an assumed % discount rate and represents a proxy for the value for the asset;

October 2009 Burnstone Report

a technical report entitled “Revised Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project” dated effective October 21, 2009, as amended November 9, 2009 prepared by Deon van der Heever, Pr. Sci. Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd., Johan G. Oelofse, Pr. Eng., FSAIMM and Philip N. Bentley, Pr. Sci. Nat., filed on SEDAR on November 10, 2009;

October 2009 Hollister Report

a technical report entitled “Revised Technical Report on the June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine” dated effective June 17, 2009, as amended October 30, 2009, prepared by Stephen J. Godden, FIMMM, C. Eng., S. Godden & Associates Ltd., Gideon Johannes (Deon) van der Heever, Pri. Sci. Nat., Johannes G. Oelofse, Pr. Eng., FSAIMM and Philip N. Bentley, Pr. Sci. Nat., filed on SEDAR on November 3, 2009;

SEC	United States Securities and Exchange Commission;

tonne or t	1.102 tons;

RSA	Republic of South Africa; and

ZAR (or “Rand”)	South African currency.

CURRENCY, EXCHANGE RATES AND CONVERSION FACTORS

      All currency amounts in this short form prospectus are in Canadian dollars unless otherwise indicated.  On November 13, 2009, US$1.00 was equivalent to ZAR7.4419, CDN$1.00 was equivalent to ZAR7.0822 and CDN$1.00 was equivalent to US$0.9517, all as reported by the Bank of Canada based on the noon exchange rate.

     In this short form prospectus, the following conversion factors are used: 1 oz/ton = 34.2857 g/t; 1 g/t = 1 ppm; 1 g/t = 1,000 ppb.

     The following table sets forth the rate of exchange for the Canadian dollar, expressed in U.S. dollars, (i) in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on all days during the relevant period, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada.

		Years Ended December 31

	Nine Months Ended
	September 30, 2009	2008	2007	2006

Rate at end of period	0.9327	0.8166	1.0120	0.8581

Average rate for period	0.8546	0.9381	0.9304	0.8817

High for period	0.9422	1.0289	1.0905	0.9099

Low for period	0.7692	0.7711	0.8437	0.8528

     The following table sets forth the rate of exchange for the South African Rand, expressed in U.S. dollars, (i) in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on all days during the relevant period, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

		Years Ended December 31

	Nine Months Ended
	September 30, 2009	2008	2007	2006

Rate at end of period	0.1326	0.1071	0.1457	0.1419

Average rate for period	0.1158	0.1229	0.1419	0.1488

High for period	0.1365	0.1483	0.1551	0.1670

Low for period	0.0939	0.0886	0.1332	0.1260

     The following table sets forth the rate of exchange for the South African Rand, expressed in Canadian dollars, (i) in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on all days during the relevant period, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

		Years Ended December 31

	Nine Months Ended
	September 30, 2009	2008	2007	2006

Rate at end of period	0.1422	0.1311	0.1440	0.1653

Average rate for period	0.1347	0.1299	0.1523	0.1690

High for period	0.1502	0.1514	0.1692	0.1945

Low for period	0.1195	0.1108	0.1415	0.1422

THE COMPANY

     Great Basin was incorporated (under the name Sentinel Resources Ltd.) on March 19, 1986 under the laws of the Province of British Columbia, Canada. Since that date the Company has completed two mergers to become “Great Basin Gold Ltd.” on December 31, 1997. The Company continues to be governed by the British Columbia Business Corporations Act. The Company’s registered office is located at Suite 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N6, and its head office is located at 138 West Street, Sandton 2146 Republic of South Africa. Great Basin operates through several subsidiaries which are incorporated in various jurisdictions where its properties are directly or indirectly held. Its principal operating subsidiaries are incorporated in the United States and RSA.

DESCRIPTION OF PRINCIPAL MINERAL PROJECTS

     Great Basin is a pre-production mining company engaged in the acquisition, exploration and development of precious metal deposits. The Company currently has two material projects, both of which are at the test/trial-mining stage, namely (a) the Hollister gold project, acquired in 1997, which is located on the Carlin Trend goldfield in Nevada, USA (the “Hollister Property”) and (b) the Burnstone gold project, acquired in 2002, which is located in the Witwatersrand Basin goldfield in South Africa (the “Burnstone Property”).

     At the Hollister Property, an underground exploration and development program is underway to conduct test/trial mining and to obtain bulk samples to help confirm a feasibility analysis process that was started in 2007 and continues through 2009, as more particularly described below. At the Burnstone Property, an initial feasibility study was completed in 2006, followed by an optimized feasibility study that was completed in 2007. The development of an access decline, vertical shaft and other infrastructure allowing for the extracting and processing of gold bearing material are now underway. Both the Hollister Property and the Burnstone Property are the subject of recent technical reports referred to in this short form prospectus, they have also been the subject of various historical technical reports that are also available at Great Basin’s profile at www.sedar.com.

     The Company is also conducting early stage exploration on a number of other prospects, primarily in Africa and Russia. However, the Company does not consider these properties to be material as they do not have any significant resources identified to date and, accordingly, the properties have not been the subject of any technical reports. A second Nevada property (“Esmeralda”) was acquired in December 2008, for US$2 million and the assumption of the existing environmental bond, primarily for its ore processing facility (“Esmeralda Mill”) which the Company has been refurbishing (see “Hollister Property, Nevada and its Hollister Development Block -Milling”). The Company has not prepared a technical report in respect of the Esmeralda Property, as it is not considered material and no significant exploration work is currently budgeted for it.

Hollister Property, Nevada and its Hollister Development Block

Overview

     The Hollister Property is an advanced exploration and development stage gold project located approximately 80 km (50 miles) from Elko Nevada, USA. The Hollister Property lies in an area of arid, high desert; there is good access via an all-weather road. Area infrastructure is also in place with a number of mines nearby, as well as the communities of Elko and Battle Mountain that provide air and rail transport and skilled personnel and other services. A major power line is located just off the Hollister Property and a substation is located approximately eight km (five miles) away.

Map 1
Hollister Property

     Source: October 2009 Hollister Report

     The Hollister Property was purchased by the Company from a subsidiary of Newmont Mining Corporation, which had previously operated a leach recovery mine, within the subsequently named Hollister Development Block (the “HBD”, an area covering approximately 5% of the Hollister Property), to exploit some near-surface mineralization. The Company’s primary focus is the deeper, gold-bearing vein system that is underneath the HDB.

     The HDB was subject to a joint venture with Hecla Mining Corp. (“Hecla”), a subsidiary of Hecla Mining Company, from 2002 to 2007, when the Company acquired Hecla’s 50% interest for US$60 million. The HDB is the area in which development work, in furtherance of test-mining, has progressed since the Hecla acquisition. The on-going development work has enabled access to the ore body, ensured more closely spaced underground evaluation drilling and provided more accurate estimates of mining and operating costs, thereby establishing a basis for the estimation of the HDB’s proven and probable mineral reserves, as further discussed below. Great Basin now owns a 100% interest in the claims comprising the Hollister Property, subject to certain royalty interests ranging from 3% to 5% of any net smelter returns.

     The HDB is currently being accessed via an excavated 1,435 m (4,736 ft) long decline that accesses various underground workings and stopes that have been developed with the objectives of facilitating resource definition drilling and to obtain bulk samples. Gold and silver mineralization occurs in multiple, steeply-dipping vein systems. Permitting and pre-development work are ongoing; additional surface drilling, targeting other vein systems on areas of the Hollister Property outside of the HDB was conducted in 2008. Vein systems within the HDB are the most thoroughly explored on the Hollister Property and are the location of the mineral resources and reserves described below in Table 1 (measured, indicated and inferred resources) and Table 2 (proven and probable reserves).

October 2009 Hollister Report

     Unless otherwise indicated as having been provided by the Company or management all information of a technical or scientific nature related to the Hollister Property up to June 17, 2009 contained in this short form prospectus is summarized or extracted from the October 2009 Hollister Report. Of the four co-authors of the report, Messrs. Oelofse and Bentley are employees of Great Basin, and Messrs. Godden and van der Heever are

independent of the Company. The October 2009 Hollister Report updates other previous technical reports filed by the Company on SEDAR at www.sedar.com in respect of its Hollister Property.

2008 HDB Resource Estimate

     As of June 2008, at a 8.57 g/t (0.25 Au oz/st) cut-off, the estimated, undiluted Measured and Indicated mineral resources at the HDB totalled 1.58 million equivalent in-situ Troy ounces of gold (using an average gold price = US$650/Troy ounce, average silver price = US$15/Troy ounce with no recovery factor applied in analysis), with an average, undiluted and in-situ gold grade of 29.83 g/t (0.87 oz/st) and an average undiluted, in-situ silver grade of 156.7 g/t (4.57 oz/st). Deon van der Heever, Pr. Sci. Nat., was the qualified person responsible for the 2008 resource estimate, and more details can be found in the Company’s technical report on the Hollister Property dated February 18, 2009 filed on SEDAR. It is this resource estimate that serves as the basis for the current reserves estimate (see Table 2 below), notwithstanding that in June 2009 the resource estimate was updated and a modified resource defined (see Table 1 below) for the Hollister Property. Mr. van der Heever is also the qualified person in connection with the June 2009 resource estimate.

June 2009 HDB Resource Estimate

     On June 17, 2009 the Company announced a revised mineral resource estimate had been completed for the Hollister Project, which estimate is supported by the October 2009 Hollister Report. At a gold grade cut-off of 8.57 g/t (0.25 oz/st), the combined Measured and Indicated mineral resources contain an estimated 1.45 million in-situ equivalent gold Troy ounces (using an average gold price = US$800/Troy ounce, average silver price = US$12.50/Troy ounce with no recovery factor applied) with average in-situ grades of 40.00 g/t (1.167 oz/st of gold and 294.6 g/t (8.59 oz/st) of silver. A further 1.43 million equivalent in-situ gold Troy ounces (using an average gold price = US$800/Troy ounce, average silver price = US$12.50/Troy ounce with no recovery factor applied in analysis) are contained in the inferred mineral resource category of 939,000 t (1.03 million short tons), at a gold grade cut-off of 8.57 g/t (0.25 oz/st). The estimated average in-situ grades of this material are 45.95 g/t (1.340 oz/st) for gold and 93.2 g/t (2.72 oz/st) for silver. Gold equivalent ounces in the estimated inferred resources increased 111% from the June 2008 resource estimate.

     In management’s view, the June 2009 resource estimate has benefited significantly from over nine months of trial mining, which generated data from channel sampling and delineation drilling for stope development. As a result of the integration of empirical data from geological observations and ore control sampling into the vein model, more stringent parameters were applied to the measured and indicated categories of mineral resource. In addition, 161 additional boreholes (totaling 51,430 feet), completed in the period from April 2008 to March 31, 2009, were integrated into the geological resource model. The drilling program that was carried out from underground provided infill data to delineate stopes for trial mining. It also significantly improved the Company’s understanding of the lateral and vertical geological continuities of the target vein systems. The resource estimate reflects depletion of material mined in 2008 and 2009 (up to March 31, 2009), that totaled an estimated 103,746 equivalent gold ounces (average gold price = US$800/Troy ounce, average silver price = US$12/Troy ounce with no recovery factor applied in analysis) at an average grade of 53.13 g/t (1.55 oz/st). Results of the resource estimate based on all drilling and ore control channel sampling to March 31, 2009 are tabulated below.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

 The following table uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that while these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the SEC does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves. See “Cautionary Note to U.S. Investors” and “Risk Factors”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

 This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Cautionary Note to U.S. Investors” and “Risk Factors”.

Table 1
Summary of the Company’s Undiluted Resource Estimate by Gold Grade Cut Off,
Hollister Gold Mine, HDB, Hollister Property, June 2009

Category	Gold Grade Cut-off		Amount (000’)		Average Gold Grade		Average Silver Grade		Gold Equivalent Ounces*
	g/t	oz/st	t	st	g/t	oz/st	g/t	oz/st
Measured	5.14	0.15	226	249	53.26	1.553	826.3	24.10	479,900
	6.86	0.20	200	220	59.41	1.733	913.2	26.64	473,700
	8.57	0.25	181	199	64.98	1.895	994.8	29.02	468,100
	10.29	0.30	163	180	71.07	2.073	1,085.0	31.65	461,700
Indicated	5.14	0.15	1,299	1,432	24.14	0.704	102.0	2.98	1,074,900
	6.86	0.20	1,016	1,120	29.39	0.857	121.5	3.54	1,022,300
	8.57	0.25	827	912	34.54	1.008	141.5	4.13	977,500
	10.29	0.30	692	762	39.67	1.157	160.7	4.69	937,900
Measured + Indicated	5.14	0.15	1,525	1,681	28.45	0.830	209.2	6.10	1,554,900
	6.86	0.20	1,216	1,341	34.33	1.001	251.7	7.34	1,496,000
	8.57	0.25	1,008	1,111	40.00	1.167	294.6	8.59	1,445,600
	10.29	0.30	855	942	45.67	1.332	337.1	9.83	1,339,600
Inferred	5.14	0.15	1,429	1,575	32.30	0.942	66.8	1.95	1,531,300
	6.86	0.20	1,150	1,268	38.84	1.133	79.2	2.31	1,481,700
	8.57	0.25	939	1,035	45.95	1.340	93.2	2.72	1,431,500
	10.29	0.30	760	838	54.81	1.598	111.0	3.24	1,381,500
Note: *	The equivalent gold ounces reported above were calculated by applying a gold price of US$800 per Troy ounce and US$12.50 per Troy ounce for silver. No recovery factors were applied in analysis.

Source: October 2009 Hollister Report

     The updated grade-tonnage models of the deposit on the Hollister Property consist of 19 separate veins. Resource modeling was carried out using a three-dimensional solid geological model for each vein group. Four vein systems (or groups) were identified – from north to south they are: Central Clementine, South Clementine, Main Gwenivere and South Gwenivere vein groups. Geological solids were created by wireframe models delineating the various vein contacts of each vein group in the drillholes. This approach is commonly applied in estimating vein-style deposits, particularly those anticipated to be exploited by open-pit mining methods, as well as those sufficiently wide to offer the possibility of mining selectivity across the vein width. The methodology works well for narrow veins where a sufficient density of data is available to model the width of the vein accurately. The Company annually reviews the resource estimation methodology in the light of continued drilling and geological modeling of the veins (see “Risk Factors”).

Reserves

     Mineral reserves were determined or “declared” using a gold cut-off grade of 11.31 g/t (0.33 oz/st). The portion of the mineral resources that were included in the mine plan were modified inclusive of mining dilution (minimum mining width 42 inches), mining gold losses (6%), metallurgical recovery (90%) and approximate royalties of 2.5% (for cut-off purposes only) to the equivalent of proven and probable reserves disclosed in Table 2 below. Proven reserves were classified according to mine infrastructure and current access as the economically mineable part of the measured resources. The remainder of the economically mineable part of the measured and indicated resources were classified as probable reserves, and according to the mine plan are expected to be depleted over the following eight years (starting 2010). The proven and probable reserves have been determined in accordance with Canadian regulations under NI 43-101, which differ from the SEC’s standards for such classification. See discussion above under “Cautionary Note to United States Investors”.

Table 2
Summary of the Company’s Diluted Reserve Estimates at a 11.31 g/t (0.33 oz/st)
Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, February 2009 (CIM 2005)

Category	Gold Grade Cut-off		Amount (000’)		Average Gold Grade		Average Silver Grade		Equivalent Gold Ounces*
	g/t	oz/st	t	st	g/t	oz/st	g/t	oz/st
Proven	11.31	0.33	99	109	37.95	1.107	266.4	7.77	134
Probable	11.31	0.33	1,020	1,125	28.04	0.818	136.5	3.98	988
Proven + Probable	11.31	0.33	1,119	1,234	28.94	0.844	148.1	4.32	1,122
Note: *	The equivalent gold ounces were calculated by applying a gold price of US$800 per Troy ounce and a silver price of US$12 per Troy ounce. No recovery factors were applied. The reserves are based on the June 2008 mineral resource estimate.

Source: October 2009 Hollister Report

     During 2008 and 2009, a number of bulk samples of mineralized material were generated from the Hollister Property’s ongoing test/trial-mining initiative; the material was sold to third party milling facilities for processing, as part of the Company’s metallurgical test work and processing optimization program. A variety of common, thin vein stoping methods were under trial. The average minimum stoping widths under the existing mine plan is 0.36 metres (1.17 feet or 14 inches). At the end of September 30, 2009, a total of 103,939 tons of mineralized material had been extracted and 70,971 tons had been sent to several different treatment facilities under processing agreements. A summary of the metallurgical recoveries from bulk samples generated from the Hollister Property mine development during 2008 is provided on Table 3 below. The Company estimates that at the end of September 30, 2009 approximately 27,336 equivalent Troy ounces of gold were contained in various stockpiles.

Table 3
Summary of Metallurgical Recoveries from Bulk Samples
Hollister Property

	Au (Head grade)	Ag (Head grade)	Amount	Au Recovery	Ag Recovery
Mill Locality (Period)	(oz/t)	(oz/t)	(tons)	(%)	(%)

Newmont Midas (May 2008)	1.15	9.53	4,737	84.7	94.3
Newmont Midas (June 2008)	0.75	9.70	3,906	88.2	92.6
Newmont Midas (Sept. 2008)	1.42	11.61	10,907	88.1	91.1
Newmont Midas (Nov. 2008)	2.02	16.20	12,075	88.0	90.0
Newmont Midas (Jan. 2009)	2.69	16.21	3,034	N/A	N/A
Newmont Midas (March - April 2009)	1.07	10.87	19,784	N/A	N/A
Newmont Midas (May 2009)	0.60	6.61	7,327	N/A	N/A
Kinross Republic (November 2008)	2.34	20.14	4,652	N/A	N/A

Source: October 2009 Hollister Report

Financial Analysis

     The tables below provide a summary of the key parameters and results of the recent financial analysis conducted on the Hollister Property. The proven and probable reserves that form the basis of the financial analysis have been determined in accordance with Canadian regulations under NI 43-101, which differ from the SEC’s standards for such classification. See discussion above under “Cautionary Note to United States Investors”.

Table 4
EBITDA Financial Highlights, Hollister Gold Mine Project, HDB, Hollister Property, June 2009
(gold price = US$800/oz, silver price = US$12/oz, average recovery rate = 90% for gold and silver)

Parameter	Amount (metric units)	Amount (US standard units)
Total Tonnes/Short Tons Milled	1,119,783 t	1,234,342 st
Average Grade (diluted)	28.94 g/t Au 148.06 g/t Ag	0.844 oz/st Au 4.32 oz/st Ag
Total Recovered Metal (after processing)	937,675 oz Au 4,797,273 oz Ag
Life-of-Mine	Nine years from January 2009
Average Annual Metal Recovery	104,200 oz Au 533,000 oz Ag
Estimated Average On-Site Operating Cost (life-of-mine)	US$382/ mined Au oz US$426/ recovered Au oz US$ 350 /t mined
Total Estimated Capital Cost	US$ 122.09 million
Estimated Net Cashflow	US$ 253.72 million
Estimated NPV (5%)	US$ 171.32 million
Estimated NPV (8%)	US$ 135.69 million
Estimated NPV (10%)	US$ 116.13 million
Estimated IRR	41%
Estimated Payback Period	Approx. 2.5 years from January 2009

Source: October 2009 Hollister Report

     Mr. Godden, the author of the financial analysis in the October 2009 Hollister Report, used an EBITDA cashflow model for financial analysis, hence the results summarized on Table 4 are not directly comparable with previous technical reports on the Hollister Project. For contrast, a technical report on Hollister dated February 27, 2009 and filed March 4, 2009, authored by Messrs Oelofse, Bentley and Van der Heever, used an after-tax, net-

income valuation model which estimated the NPV (5% discount rate) at US$129.6 million and the NPV (10% discount rate) at US$93.8 million with projected payback in 5 years.

     Figure 1 below shows the impact of varying the gold price on net cash flow and IRR for the Hollister Property.

Figure 1
Sensitivity of Net Cash Flow and IRR to the Gold Metal Price, June 2009 Financial
Analysis, Hollister Gold Mine Project, HDB, Hollister Property

Source: October 2009 Hollister Report

     Regarding the mining capital cost table below, the trial mining conducted by the Company up to December 31, 2008 indicated additional development is required to maximize the extraction of the high grade veins and open up additional mineral resources. Improving the safety and ventilation of the underground workings necessitated additional development capital to be spent on life of mine raises and sill pillars. The life of mine capital costs includes underground development for a nine-year mine life from January 2009 and acquisition and refurbishment costs of the Esmeralda Mill.

Table 5
Capital Cost Estimates – Hollister Property

Capital Costs (US$ Millions)	October 2009 Hollister Report
Underground exploration & development	53
Esmeralda Mill (acquisition & refurbishment)	10
Infrastructure	17
Surface equipment	3
Sub-total	83
Sustaining capital	27
Total project capital	110
Capital spent up to December 31, 2008	53
Remaining capital cost	57
(from January 1, 2009)

Source: October 2009 Hollister Report

     Regarding the cash cost table below, cash costs include direct and indirect development costs, engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance, property tax, royalties, ore haulage, milling costs and contingencies in each section. The cash costs also include haulage cost to the Esmeralda Mill.

Table 6
Long Term Cash Cost Estimates – Hollister Property

LOM Avg. Cash Costs (US$/oz Au Eq per recovered oz)
Production costs	282
Milling costs	111
General and Administration costs (G&A)	33
Total	426

Source: Derived from October 2009 Hollister Report

     Table 6 above reflects the estimated long-term cash costs per recovered ounce which are expected to result as operating efficiencies improve. The above table figures are derived from cash flow analysis in the October 2009 Hollister Report in the categories of production costs, milling costs, and G &A of US$252, US$100 and US$30, respectively, which are the mining costs and dividing by a factor of 90% (the recovery factor). Experience in the early part of 2009 was that the cash costs were significantly higher than the above table however, these figures subsequently trended downwards.

Drilling

     According to management’s estimates, 37,436 m (122,824 ft) of underground and 16,097 m (52,811 ft) of surface exploration diamond drilling have been completed from April 2007 to September 30, 2009. The underground drilling is an important phase of evaluation, enabling more detailed delineation of vein mineralization; there are now 19 recognized discrete veins constituting the Gwenivere and Clementine systems. Drilling on both the Clementine and Gwenivere system has resulted in more veins being intersected; correlation between historical drilling and the more recent drilling during 2008 and 2009 has assisted the Company in better defining the newly interpreted veins. The geological continuity of the Clementine vein system has now been extended to nearly 1,070 m (3,500 ft); the

Gwenivere vein system appears to coalesce with the Clementine system with a noticeable thickening of the vein package. Both systems are open at depth and to both the east and west.

     Management also estimates that during 2008 and 2009 a total of 7,948 m (26,075 ft) of underground development was completed, including 2,586 m (8,484 ft) of vein exposure. Total development to September 30, 2009 is 9,450 m (31,003 ft), including 2,768 m (9,082 ft) of vein exposure. Surface drilling has been put on hold during 2009 due to surface permitting delays. Future surface drilling will focus on targets outside the HDB, including the Hatter Graben area. The Hatter Graben target is located on the Hollister Property, it comprises an east-west trending vein swarm hosted by metasediments. To date, a total of 30 surface boreholes have been drilled into the Hatter Graben area.

Data Verification

     Previously, surface diamond drilling sampling was analyzed at Inspectorate America Corporation, and underground diamond drilling and channel sampling was analyzed at ALS Chemex Laboratories (“ALS Chemex”). Both laboratories are located in Reno (Sparks) Nevada. Since December 2007, all assays have been carried out by ALS Chemex. Samples collected from the HDB are stored in a secure facility until delivered to ALS Chemex.

     Laboratory Quality Assurance/Quality Control (“QA/QC”) is monitored by the Company using coarse reject blanks and assay standards, duplicate fire assays, as well as ALS Chemex’s internal standards and blanks. Coarse blanks and assay standards are inserted into the sample sequence (by Company geologists) as blind samples, prior to submitting the samples to the laboratory. The QA/QC results are presently, and have historically been, within acceptable limits; the internal laboratory protocols are in line with the reporting standards of the assay laboratories utilized.

     The QA/QC results for the drillhole assay database for the Hollister Gold Mine deposit were reviewed by Mr. Godden in October 2009 Hollister Report to assess the quality and performance of the sample preparation and analytical work performed. Four key areas were studied: contamination (analysis of blanks); accuracy (analysis of standards); precision (analysis of duplicates); and reproducibility (comparison of metallic screen assays and regular assays). Mr. Godden found that the results for each study area may reasonably be described as satisfactory to good, thereby lending a reasonable level of confidence to the veracity of the analytical results. In the October 2009 Hollister Report Mr. Godden notes the overall database would, however, benefit from thorough review and rationalization, inclusive re-assays as required, inter-lab and independent check assay programs for the period from April 2007 to June 17, 2009 in particular, and an expanded duplicates program going forward.

     Mr. Godden also reviewed data validation, verification and QA/QC procedures carried out by Great Basin prior to 2001, Hecla from 2002 to 2007, and Great Basin in 2007 and 2008. He assessed the protocols to be adequate. In this regard, Mr. Godden noted in the October 2009 Hollister Report that verification procedures applied to the drillhole and assay databases from the Company’s initial surface exploration program were rigorous; and either met or exceeded industry standards. However, the database of results has not since been independently verified, or at least internal Company verification procedures only have been carried out since October 2001. Therefore Mr. Godden recommended a review and verification of the complete assay database.

Update on Permit Status

     The Hollister Property is subject to a number of State of Nevada and U.S. Federal permits. The following is an update on the major permits related to the HDB:

  State of Nevada – Water Pollution Control Permit NEV2003107 effective December 24, 2008, authorizing the Company to process off site up to 275,000 tons of ore per year. This large scale mining facility permit is granted for a period of 5 years and is renewable. Full production mining under the Water Pollution Control Permit is subject to the completion of an Environmental Impact Statement (“EIS”) and approval of the amended Plan of Operations; and

  On October 14, 2009, the Company announced that the BLM approved an amendment to the Plan of Operations to construct a second Alimak raise to surface at the western end of the Project’s underground workings. The first Alimak raise on the eastern section of the mine was completed in 2008. The raise will be excavated from the underground workings up to the surface. The surface footprint will be minimized to the size of a small exploration drill site in consideration of the cultural sensitivity of the surface lands in the vicinity of the Hollister Project. The Alimak raise provides an alternative point of egress from the underground workings thereby assuring the safety and continued well being of the Company’s employees. This raise would also increase ventilation in the western section of the mine allowing for further exploration of the newly discovered Gloria vein system as well as expanded trial mining activities.

     Under the current Plan of Operations approved by the BLM, the Company is permitted to undertake underground exploration and development, inclusive of test mining and the taking and removal of bulk samples. An amended Plan of Operations to approve full production mining was submitted to the BLM in March 2008. After evaluating the Company’s proposal for full production mining, the BLM determined that the environmental analysis required for the Plan of Operations amendment is an Environmental Impact Statement (“EIS”). The initiation of the EIS process in conjunction with the BLM is currently underway.

      Prior to the completion of the EIS process and receiving BLM’s approval of the amended Plan of Operations, the underground exploration and development activities at the Hollister Property must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit that the Nevada Department of Environmental Protection (“NDEP”) recently issued, and in a manner that will aim to fully protect the environment, including the archaeological resources near the mine, and that will not create any additional surface disturbance or other new environmental impacts as required by the current Plan of Operations.

Milling

     During 2008, the Company used the nearby “Midas” mill owned by Newmont for some toll-processing of the ore being removed for testing. However, it was determined by the Company that toll-processing would be uneconomical in the long-term. In December 2008, the Company acquired the Esmeralda Mill and related mineral property from Metallic Ventures (U.S.) Inc. for US$2,000,000 plus the assumption of environmental bond obligations of US$1,082,728. The Company does not consider the Esmeralda Property to be material and it does not have any plans to incur significant amounts on exploration in the foreseeable future. Since 2008, the Company has invested approximately US$10,000,000 in refurbishing and upgrading the Esmeralda Mill.

     The Esmeralda Property is located approximately 467 km (290 miles) by road from the HDB, with approximately 80% of that distance travelled on paved roads. The Company estimates transportation costs from the HDB to the Esmeralda Property will be approximately US$50 per ton, based on its ore trucking experience to various toll mills in 2008 and 2009.

Recent Developments Since Effective Date of October 2009 Hollister Report

Hollister Project- Esmeralda Mill Update

     The commissioning process of the first phase of the Esmeralda Mill commenced in mid-July, 2009; it was completed in September , 2009. The commissioning process of this phase was in two stages. Firstly, low-grade material from Hollister was trucked to the Esmeralda Mill to be used for the first-phase, cold-commissioning, with higher grade material used in the second stage. In October 2009, the NDEP awarded the permit to commence installation of the Gekko float and gravity circuit to allow for maximum throughput of 350 tons per day with an estimated 91% recovery of the metal content from higher grade material from the Hollister Property. The installation of the Gekko float and gravity circuit will be the second stage of the refurbishment.

     Until the Gekko float and gravity section has been commissioned, the rate of milling will be determined by the grade of material. The mill ramp-up to the designed rate of 350 tons per day of material with contained average grades of 17 g/t (0.5 oz/st) of gold and 103 g/t (3 oz/st) of silver, or less, will be achieved using a standard leaching circuit. In the interim, higher grade material will be restricted to allow for extended leach time to get optimal recovery as well as the elution of the higher metal values from the loaded carbon. Construction of a new refinery at the Esmeralda Mill will coincide with a design completion that incorporates the new state-of the-art emission controls consistent with the NDEP Mercury Control Program. Commissioning of the refinery will commence upon receipt of the air quality Permit to Construct. In the interim, concentrate will be refined off-site.

     Estimated total capital expenditure on the refurbishment has increased as a result of an additional upgrade cost (US$1.8 million) that would allow for the plant to be expanded to a 700 tons per day operation in future as well as the cost (US$1.2 million) of certain, additional environmental requirements that affect the final design and construction of the mill and associated infrastructure. The total cost of refurbishment (excluding refurbishment and commissioning of the smelter and additional investment to upsize the mill) is forecast by the Company to be under US$12 million.

Hollister Project- Other Updates Since Effective Date of October 2009 Hollister Report

     On June 15, 2009 the Company announced that it has created the Rock Creek Conservancy, LLC for the purpose of holding lands recently purchased by it, as well as the establishment of the Rock Creek Conservancy Fund. Great Basin has purchased four sections in Lander County along Rock Creek and another section west of Rock Creek to prevent future real estate or mineral development on these lands. Discussions to transfer the lands for the benefit of the Shoshone Tribes are ongoing with, inter alia, the BLM.

     In October, 2009 the Company received a BLM complaint that it has disturbed certain surface areas in the Hollister Project vicinity contrary to the U.S. federal “Archeological Resources Protection Act” and as a result may be responsible for a damage assessment. While the Company believes it has technical legal defenses to the complaint, the Company and its legal counsel are in discussions with the applicable government authorities to seek a settlement which could involve financial payments and some changes to working procedures, but without the Company admitting or denying liability.

     Effective October 25, 2009 the Company entered into an ore processing agreement through its subsidiary, Rodeo Creek Gold Inc., with Queenstake Resources USA Inc. to process at Jerritt Canyon, 30,000 ore tons at a cost of US$88 per ton. Fixed recoveries of 88% for both gold and silver have been agreed to. As at October 22, 2009, the stockpile contains approximately 30,000 Au Eq oz (estimated contained Au Eq oz based on metal prices of US$800 for gold and US$12 for silver and recovery of 90%). The Company is of the opinion that the agreement will bridge the processing of Hollister ore up to the point where the Esmeralda Mill is fully operational. The Company also entered into an off-take agreement with a holder of the Senior Secured Notes under which the noteholder will purchase gold at prevailing market prices. Under the terms of the Senior Secured Notes (as discussed below), the Company must maintain 20,000 Au Eq oz in stockpiles at the Hollister Property.

     On October 27, 2009 the Company gave a third quarter operational overview noting that during the quarter, underground evaluation and exploration drilling for other mineralized structures totaled 32,008 ft (9,699 m) with geotechnical surface drilling totaling some 693 ft (211 m). The programs continue to encounter high-grade intersections on the Gwenivere and Clementine vein systems and disseminated mineralisation in the overlying Tertiary volcanics, as well as further encouraging intersections from the west lateral splays and/or extensions of the east Clementine vein system. The underground drilling is providing more information about the strike (3,000 ft/ 980 m) and vertical (1,300 ft/ 396 m) continuity of the 19 vein systems. Mineralization in the Gwenivere vein system continues to give intersections with robust grades: 107 boreholes averaged 2.247 oz/st Au over 2.1 ft (77.04 g/t Au over 0.6 m). Mineralization in the Clementine vein system also continues to give intersections with robust grades: 24 boreholes averaged 0.935 oz/st Au over 1.8 ft (32.07 g/t Au over 0.5 m). 2009 production from trial mining is anticipated to be 15% lower than planned at 115,000 Au Eq oz mainly because of a slower build-up of ore tons from the higher grade stopes developed in the second and third quarters of 2009. For the year to date, the Company has extracted an estimated 60,554 Au Eq oz at a grade of 1.13 oz/st (38.7 g/t). At September 30, 2009 a total of approximately 32,219 tons, containing an estimated 27,336 Au Eq oz had been accumulated in a surface stockpile.

HDB and Hollister Property Plans

     Underground exploration drilling planned for the next year will focus on the east and west vein extensions; underground crosscuts development to the north are also planned to provide systematic drill platforms to enable drill-testing the veins systems at depth. The vein systems in the HDB currently remain open at depth.

     The Company plans to continue its test mining (ore removal and test-processing) activities at the HDB, within the allowable ore tonnage authorizations of its existing permits. Using the existing infrastructure, the planned 2009 underground bulk sampling program will develop approximately 260,000 tons of rock (both waste and ore), similar to the volume of rock developed and removed from the underground workings in 2008. Management anticipates that 2010 activities could result in the recovery of approximately 110,000 tons of ore, and anticipates spending approximately US$10 million (gross, excluding gold recovery income) for continued underground excavation and delineation drilling. The expenditure will be funded from the sale of gold and silver recovered from the test mining activities. HDB activities are subject to continued compliance the Water Pollution Control Permit and other applicable permits. Any ores removed must be processed off-site in accordance with the Water Pollution Control Permit to determine its metallurgical characteristics. The Company also intends to complete the installation of the Gekko plant at the Esmeralda Mill in anticipation that operating costs will be less than the cost of the toll-processing arrangements that have been offered to the Company.

     The Company will also be working on preparation of the required EIS and will continue to refine its resource estimates. During September 2009 a Memorandum of Understanding for the purpose of preparing an EIS with BLM was signed, a Partial Processing Cost Estimate for the EIS to the amount of US$145,230 was approved as well as the drafting for publication of the Notice of Intent to prepare an EIS in the Federal Register. BLM has since provided the Company with the Adequacy Standards for the completion of the EIS following which the allocation a third-party contractor to prepare the EIS for BLM was completed by the Company. The publication of the Notice of Intent by BLM is currently pending.

     Various recommendations for the Hollister Property are made by Mr. Godden in the October 2009 Technical Report. The recommended rationalizations of process recoveries, process flows and tailings disposal capacities may reasonably be expected to be completed within the usual scope of the Company’s Project Engineers’ work. As such, the estimated total cost of the recommended programs and analyses is US$8.20 million for the remainder of 2009 and for 2010, inclusive of:

  approximately US$250,000 to complete current on-site activities (excluding trial mining and related mine development) during the remainder of 2009;

  approximately US$1.0 million to undertake the required EIS process with the BLM;

  approximately US$250,000, inclusive of consultant’s fees, for the recommended updates of the mineral reserve estimates and production plan;

  approximately US$50,000, inclusive of consultant’s fees, for rationalization of the Company’s published true vein thicknesses and related wire frame models;

  an estimated (by the Company) total cost of US$6.50 million for underground and surface drilling and related activities; and

  approximately US$150,000 to complete the recommended review and rationalization of the Company’s QA/QC data, inclusive of Company Geologists’ time, re-assays and check assays, as appropriate.

     The cost of the EIS program, underground and surface drilling and related activities have been factored into the Company’s pre-production cost estimate for Hollister gold mine (US$61.6 million in 2010), which amount includes an estimated (by the Company) US$48.8 million for continuing the bulk sampling/trial mining program and US$12.8 million for preparation of the project for commercial production. The Company anticipates that the estimated amount will be offset (or at least more-or-less recovered) from the sale of approximately 107,000 equivalent Troy ounces of gold (at an average gold price of US$800/Troy ounce and an average silver price of US$12/Troy ounce). Should the price of gold fall dramatically, the anticipated costs will, to the extent possible, be trimmed by the Company to match the anticipated revenue.

Burnstone Property, Mpumalanga Province, South Africa

Overview

     The Burnstone Property is located approximately 80 km (50 mi) southeast of Johannesburg, near the town of Balfour in the Mpumalanga Province, RSA. The project area comprises mineral rights covering approximately 35,000 hectares situated on portions of 32 mineral titles known in RSA as “farms”. It lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads, water supply, power lines, settling ponds, site offices and warehouses. Continuing advanced exploration and pre-development work has been underway at the Burnstone Property since 2007. The Burnstone Property has progressed from an advanced stage exploration property through to the feasibility study level, and is currently in the mid stage construction phase.

Map 2
Location of Burnstone Property

Source: October 2009 Burnstone Report

     Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin. The Burnstone deposit comprises four areas (see Map 2). Areas 1 and 2 are the most advanced and are now included in the mine plan, and Areas 1, 2 and 4 are the focus of ongoing exploration drilling. The Burnstone Property titles included in the mining right are 100% held through a subsidiary and are held royalty free except for an estimated 4% royalty on refined gold payable to the government of RSA as provided for in the Mineral and Petroleum Resources Royalty Act (the “Royalty Act”). The Royalty Act will come into force on March 1, 2010 and provides for the payment of a royalty on gross sales of gold . The royalty percentage is calculated on a prescribed formula being applied to earnings before interest and tax of Great Basin, and management has estimated the royalty payable on the Burnstone Property to be 4%. At present, Great Basin has secured, by way of purchase agreements, the required surface rights for the mine plan at the Burnstone Property.

     In 2007, Great Basin completed a series of transactions whereby, in order to achieve compliance with South Africa’s “black economic empowerment” (“BEE”) legislation that required Great Basin to achieve a target of 26% ownership in the Company’s South African projects by HDSAs by 2014, Tranter Burnstone (Pty) Ltd., a BEE company, became the owner of 19,938,650 new Common Shares in Great Basin. This was deemed equivalent to the 26% in the Burnstone Property as required by the MPRDA, and the Mining Charter. As of the date of this short form prospectus, Tranter owns approximately 6% of the issued share capital of Great Basin on a fully diluted basis. There is an agreed lock-up period of three years expiring on October 1, 2010, extendable in certain events, during which the Common Shares owned by Tranter cannot be traded.

     The government of RSA has jurisdiction over activities, communities, habitat users and other interests that may be affected by mining. In particular, the DMR has jurisdiction over mineral rights relating to the property on which the Burnstone Property is located.

October 2009 Burnstone Report

     Unless stated otherwise, information of a technical or scientific nature related to the Burnstone Property contained in this short form prospectus is summarized or extracted from the October 2009 Burnstone Report. Messrs. Oelofse and Bentley are employees of Great Basin and Mr. van der Heever is independent of the Company.

Resources on the Burnstone Property

     The Company has carried out a series of drilling programs on the Burnstone Property since January 2003. Early drilling was designed, firstly, to test and better define the deposit in preparation for engineering studies within Area 1 and, secondly, to extend exploration into the surrounding areas (2, 3 and 4) with the purpose to identify and delineate potential economically viable areas.

     The mineral resources of the Burnstone deposit are grouped into four areas depending on the amount of drilling and status of geological interpretation. Mineral resources, selected using the same criteria applied previously, now occur within most of the previous Areas 1, 2, 3, and 4 and are now combined as the “Resource Area”. Gold mineralization in the Resource Area is distributed in conglomerate beds over an area of 19 km by 5.8 km. The conglomerate horizon in the measured resource portion of the Resource Area averages 53 cm in thickness. In addition to the Resource Area, gold-bearing Kimberley conglomerate has been intersected by exploratory drill holes in areas outside of the Resource Area on the Burnstone Property, encompassing an even greater area.

     The September 2009 mineral resource has used 296 boreholes, providing inclusive of deflections 1,115 Kimberley Reef intersections. The resource model has benefited from a full database verification and validation exercise, which has led to information from 18 additional historic and 33 additional new drill holes being incorporated. Subsequent to the January 2008 resource estimate, further drilling investigated Areas 1, 3 and 4.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that while these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the SEC does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves. See “Cautionary Note to U.S. Investors” and “Risk Factors”.

Table 7
Measured and Indicated Mineral Resources as of September 2009 – Burnstone Property

	Cut-off	Tonnes	Grade	Contained Gold(1)(2)
Category	(cm g/t)	(millions)	(g/t)	(oz)

	350	52.9	5.63	9,568,000
Measured
	400	43.9	6.08	8,569,500

	350	15.2	7.26	3,554,700
Indicated
	400	10.3	9.21	3,038,600

	350	68.1	5.99	13,122,700
Measured & Indicated
	400	54.1	6.67	11,608,100
Notes to table:
(1)	Conversion factor of 31.103 was used to convert grams to ounces for contained metal.
(2)	Metallurgical recovery assumed to be 100% for contained metal calculation.

Source: October 2009 Burnstone Report

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Cautionary Note to U.S. Investors” and “Risk Factors”.

Table 8
Inferred Resources as of September 2009 – Burnstone Property

	Cut-off	Tonnes	Grade	Contained Gold(1)(2)
Category	(cmg/t)	(millions)	(g/t)	(oz)
	350	35.5	7.69	8,771,600
Inferred
	400	11.8	12.14	4,588,700
Notes to table:
(1)	Conversion factor of 31.103 was used to convert grams to ounces for contained metal.
(2)	Metallurgical recovery assumed to be 100% for contained metal calculation.

Source: October 2009 Burnstone Report

Reserves

     Mineral reserves are determined or “declared” using a cut-off gold content of 400 cmg/t (4 g/t over 100cm). The portion of the mineral resources that were included in the mine plan were modified inclusive of mining dilution (minimum stoping width 90cm with 10cm dilution, minimum tramming width 120cm), mining gold losses (10%), metallurgical recovery (95%) and royalties (4%) to the equivalent of proven and probable reserves disclosed in Table 10 below. The proven and probable reserves have been determined in terms of Canadian regulations under NI 43-101.

Table 9
Proven and Probable Reserves based on January 2008 Mineral Resource Estimate – Burnstone Property

	Tonnes	Grade	Au Content
Category	(millions)	(g/t)	(oz)
Area 1
Proven	20.7	4.59	3,052,000
Probable	1.9	4.22	252,000
Area 2
Proven	6.9	3.32	741,000
Probable	0.5	3.22	51,000
Area 1 & 2
Proven	27.6	4.27	3,793,000
Probable	2.4	4.01	303,000
Total	30.0	4.25	4,096,000

Reserves calculated at a 4 g/t cut-off.
Source: October 2009 Burnstone Report

Drilling

     Drilling in Areas 1, 2 and 4 during February 2007 to January 2008 formed the basis of the January 2008 resource estimates disclosed above. Since January 2008, a further 31 boreholes were drilled on Areas 1, 3 and 4 which focused on further delineation of Kimberley Reef in the initial mining areas as well as testing down dip extensions into Area 4. The drilling has confirmed further areas of mineralization in Area 1, as well as increased channel thickness, spreading into Area 4. All of this drilling has formed the basis of the updated mineral resource estimate completed in September 2009. During the remainder of 2009 and 2010, the Company plans to focus drilling on underground stope delineation and structural investigations, as well as some infill into the initial 24 month mining areas.

Data Verification

     The primary analytical facility for the Burnstone Property from 2003-2005 was the Johannesburg laboratory of SGS Lakefield Research Africa (Pty) Limited. Since 2006, ALS Chemex of Johannesburg has been the primary laboratory. Core drilling, sampling and QA/QC sample insertion program at the Burnstone site and Balfour core facility has been performed under the supervision of project contractor GeoActiv or the Company’s Chief Geologist. This program was designed to assess the accuracy and precision of the assay results reported by the primary analytical laboratory. The performance of standard, blank, duplicate, and sieve samples have been evaluated. The few results that deviated from the accepted tolerance limits were investigated in detail.

     Great Basin is in the process of upgrading its own quality assurance system, and is commissioning appropriate software with links to ALS Chemex assay certificates and the internal database. Messrs Oelofse and Bentley have advised the Company that they consider the QA/QC procedures proper and the resulting database is appropriate for resource estimation.

Financial Analysis

     The tables below provide a summary of the key parameters and results of the recent financial analysis conducted on the Burnstone Property. The proven and probable reserves that form the basis of the financial analysis have been determined in accordance with Canadian regulations under NI 43-101.

Table 10
Burnstone Gold Project – 2009 Summary of Key Results: Economic Assumptions

January 2009 Estimates
Au Price	US$ 800/oz

US$/ZAR exchange rate	9.00

Proven & Probable reserves used for the	30 million tonnes @ 4.2 g/t of
financial model	gold. 4.1 million oz of Au @
4 g/t Au cut-off
Percentage of measured and indicated
resources used in financial model	38%

Gold recovery	95%

Proven Reserves are 27.6 million tonnes grading 4.27 g/t and probable reserves are 2.4 million tonnes grading 4.01 g/t at a 4.0 g/t cut-off.

Source: October 2009 Burnstone Report

Table 11
Burnstone Gold Project – 2009 Summary of Key Results: Cash Cost Per Ounce (US$)

January 2009 Estimates
Mining	218
Milling	37
South African royalty	32
Social development	1
Administration	31
Total	319

Cash cost includes direct and indirect mining costs, development costs, engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance, royalties and milling costs.

Source: October 2009 Burnstone Report

Table 12
Burnstone Gold Project – 2009 Project Capital Cost Update

Project Capital Cost	January 2009 Estimates
(US$ million)	(US$ million)
Mine Development	101
Process plant	37
Vertical shaft	30
Tailings	7
Sub Total	175
LoM Capital	49
Total Project Capital	224
Capital spend up to December 31, 2008	55
Remaining capital to be spend over LOM	169

Source: October 2009 Burnstone Report

     The authors of the October 2009 Burnstone report have noted that there has been a strengthening of the Rand since the January 2009 estimates described in a Technical Report dated February 28, 2009 and the price of gold used in the analyses is some 20%+ lower than today's price and lower than some forecasts. The Company's experience with Burnstone capital costs to-date indicate that capital cost inflation in the US$12 million range can be expected due primarily to power supply and metallurgical plant costs. The Rand appreciation effect on the remaining expenditures to initial production is approximately US$13 million (See Table 16). It is the Company’s view, shared by the authors of the October 2009 Burnstone report, that these relatively late stage cost increases do not materially affect the decision as to whether to pay the remaining costs in order to proceed to production as of the date of this report. The current order of magnitude of the strengthening of the Rand will not affect the economic viability of the project although its projected rate of return may vary significantly depending on the currency used for that analysis. Tables 12-15 do not reflect the effect of the capital cost increase and Rand appreciation.

Table 13
Burnstone Gold Project – 2009 Summary of Key Results: Total Costs Per Ounce

Total Costs Per Ounce	January 2009 Estimates
Total costs	US$ 495

Total costs include cash costs plus proceeds on mineral taxes, income tax payable and depreciation and amortization.

Source: October 2009 Burnstone Report

Table 14
Burnstone Gold Project – 2009 Summary of Key Results: Financial Analysis

Financial Analysis (Post Tax)	January 2009 Estimates
Cash operating costs	US$ 319/oz
IRR	36%
NPV (5%)	US$ 687 million
NPV (10%)	US$ 414 million

Source: October 2009 Burnstone Report

Table 15
Gold Price Sensitivity

Burnstone Gold Price		Post Tax NPV (5%)
Sensitivity	Post Tax IRR	US$M
$700 oz	28.50%	$503.6
$800 oz	35.60%	$686.6
$900 oz	42.40%	$869.5

Sensitivity to gold price fluctuation is demonstrated in Table 16 above. A range of US$700 to US$900 per ounce of gold, demonstrates the impact on IRR over a range of 28.5% to 42.4%, and post tax NPV of US$503.6 to US$869.5 million

Source: October 2009 Burnstone Report

Recent Developments

      Multiple access points to the mining blocks continue to be established to allow for the build-up in located reef tonnage. The current Burnstone Project schedule indicates end of June 2010 as the date for mill commissioning and first revenue to be generated in the subsequent months. On June 8, 2009 the Company announced that ESKOM, South Africa’s national electricity utility has undertaken to supply power to the Burnstone Project. The Company has accepted a ZAR119 million (US$14.6 million) plus value added tax official Budget Quotation for a new supply of power to the proposed mine at the Burnstone Project. This quotation outlines the project for the supply of power to the Burnstone Project which is planned to be completed in time for the commissioning of the metallurgical process plant that is currently under construction. ESKOM is currently negotiating servitudes for the construction of the power line over the property of surface owners along the route of the proposed power line.

Burnstone Property Plans

     The Company obtained approval for the Environmental Management Plan for the mining right to the Burnstone Property in February 2009. In addition, the Company believes it can expand resources at the Burnstone Property to the southwest of Area 1 in what is now termed Area 4. The Company is planning an additional 15,000m of drilling at 600m centres to test and define potential reef development at depth in Area 4 over a strike length of 5 km and a possible width of 2 km.

The Company’s current project development plan consists of two mainstream activities:

(i)

Preparation for and entering early stage production in Area 1. This will entail underground development into the mining blocks identified for early stage and trial mining by opening up and mining certain stopes. During this stage, advanced stoping techniques and mining technology will be evaluated. Completion of the decline shaft to shaft bottom is necessary, linking up with the shaft bottom development of the vertical shaft. Construction of other mine infrastructure, above and below surface is also planned, which entails the continuance and completion of the vertical shaft, construction of the metallurgical plant, construction of adequate surface infrastructure, road and offices and the establishment of adequate electrical power to the Burnstone Property. The Company will also source, employ and train the necessary workforce and purchase the equipment required; and

(ii)

Planning and preparation for access into Area 2. The development of the twin decline into Area 2 has been postponed for a period of one year. The mining right for the Burnstone mine (granted October 2008 and exercised February 17, 2009) contributed to the delay in the planned development of the decline shaft into Area 2 as a mining right is a prerequisite for the development of access into Area 2. After the Environmental Impact Assessment is completed, the Company plans to contact relevant authorities for approval to access Area 2 by way of a decline shaft. Although Area 2 would be accessed by a dedicated decline shaft, mining operations would share the surface infrastructure currently established for Area 1, with the exclusion of ventilation shafts. Market conditions, insufficient funding or planned deferment of capital expenditure may change the Company’s plans for access into Area 2 if warranted.

     The one year delay on initial planning will not have a significant impact on the planned production build up because of the planned mill start up time (mid – 2010), as well as the percentage contribution to total production on the Burnstone Property from Area 2 (30%). In addition to the above, any production shortfall from Area 2 due to the delays discussed may be compensated for by additional production from Area 1 which will be extracted via the decline shaft.

     The estimated remaining costs to bring the Burnstone Property into production, as of September 30, 2009 are set out in the table below:

Table 16
Total Estimated Remaining Costs to Bring Mine into Production – Burnstone Property
(US$ million)

	Burnstone				Estimated
	Funding			Strengthening	Remaining Costs
	Requirements as			Rand	to Production from
	at January 1,	Spent From		(March 2009:	September 30,
	2009	January 1, 2009 To		ZAR9:US$1)	2009
	(Estimated as of	September 30,	Capital Cost	(November 2009:	(Estimated as of
	March 2009)	2009	Increases	ZAR8:US$1)	November 2009)
Mine engineering,	39	22	6	3	26
development and
surface infrastructure
Mining equipment	23	5	---	2	20
Vertical shaft	23	14	---	1	10
Metallurgical plant	35	5	6	5	41
Production costs	25	9	---	2	18
Total costs	145	55	12	13	115

Source:    2009 Burnstone Report.

Rusaf Grassroots Projects

     In April 2008, the Company completed its acquisition of Rusaf Gold Ltd. (“Rusaf”) a Canadian registered exploration company that holds prospecting rights to properties in Tanzania and Russia. The purchase price for Rusaf, which was paid in two tranches, in aggregated $8 million cash and 6.6 million Great Basin Common Shares (valued at $22.8 million) plus contingent consideration dependent on whether additional gold resources are discovered on Rusaf’s properties. The contingent consideration provisions require additional Great Basin shares to be issued in the first three years from closing, contingent, inter alia, upon gold discoveries above a threshold of 500,000 ounces in size on certain Rusaf properties. In the event of such discoveries, Great Basin will issue shares valued at the higher of $2.94 per share or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 g/t or 0.04 oz/st) up to a maximum of 50.9 million Common Shares.  The Company has also agreed to spend a minimum of $7 million and up to a maximum of $19 million to explore the Rusaf properties during this period, depending on independent advice as to the likelihood of exploration success.  Up to September 30, 2009, Great Basin has spent approximately $8 million, meeting the minimum $7 million exploration commitment for the period ending June 30, 2009.  At this stage, no technical reports have been filed by the Company in respect to the Rusaf properties and they are not currently regarded as material to Great Basin.  In November, 2009 Rusaf advised the Company that based on an initial estimates of resources meeting the aforementioned minimum criteria  there are currently approximately 3.1 million shares of the Company issuable to former Rusaf shareholders. The technical reports provided to the Company in support of the claim are currently under review by the Company’s technical staff.

Project Loan Financing

Burnstone Project – Offered Development Loans

      On August 31, 2009 the Company announced that it had obtained credit committee approval from a consortium of South African banks for a finance facility for the Burnstone Project.  The facility would have comprised a ZAR850 million senior debt facility and a ZAR180 million standby debt facility to be utilized for potential cost overruns.  Subsequently, the Company concluded that the Debenture financing constitutes a better capital structure for the Company than proceeding with the project loan financing. Accordingly, subject to completion of the Debenture Offering, the Company will cease negotiations related to the facility.  This would have been the second of two facilities with the first facility, previously borrowed from a single bank, amounting to $32 million which is being paid from the proceeds of the Debenture Offering.  See “Use of Proceeds”.

Senior Secured Note Financing

      The Company is in discussions with a principal holder of the Senior Secured Notes for a possible restructuring of the Senior Secured Notes which were issued in December 2008.  Although the Senior Secured Notes have a stated maturity date of December 12, 2011, they are potentially due and payable on 30 days’ notice anytime after November 12, 2010. The improved debt markets are providing opportunities for restructuring the Senior Secured Notes into a lower cost debt facility with more favourable repayment terms.  There can be no certainty at this time that these discussions will lead to a restructuring of the Senior Secured Notes.

New Board Member

     On July 22, 2009 the Company announced that Mr. Joshua Ngoma was replacing Mr. Sipho Nkosi on the board of directors. Both persons work together as part of the Company’s Black Economic Empowerment partner, Tranter Gold (Pty) Ltd. Mr. Ngoma holds a Bachelor of Engineering degree with honours in mining engineering from Camborne School of Mines in the UK and a Master of Engineering in Project Management from Pretoria University in South Africa and has spent most of his career in the mining industry.

Debenture Offering

     On November 12, 2009, we filed a short form prospectus with the securities commissions in all of the provinces of Canada.  The Debentures will mature on November 30, 2014 (the “Maturity Date”) and will bear interest at the rate of 8.0% per annum.  Interest will be payable semi‑annually in arrears in equal instalments on May 30 and November 30 of each year, commencing on May 30, 2010.  The May 30, 2010 interest payment will represent accrued interest from the closing date of the Debenture Offering to, but excluding, May 30, 2010.  The Debentures will be direct senior unsecured obligations of the Company and will be guaranteed by certain of the Company’s subsidiaries, including NC5 Resources Inc., (Cayman), N6C Resources Inc. (Cayman), Southgold Exploration (Pty) Ltd., and Puma Gold (Pty) Ltd. (South Africa).  Each Debenture may be converted into Common Shares at the option of the holder at any time prior to the close of business on the business day on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Company for redemption of the Debentures, at a conversion price of $2.15 per Common Share (the “Conversion Price”), being a conversion rate of 465.1163 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain events as described in the trust indenture (the “Indenture”) to be entered into between the Company, Computershare Trust Company of Canada, as trustee (the “Trustee”), N5C Resources Inc., N6C Resources Inc., Puma Gold (Pty) Ltd. and Southgold Exploration (Pty) Ltd.

    The Indenture will contain provisions designed to protect holders of Debentures against dilution upon the occurrence of certain events. The Debentures may not be redeemed by the Company prior to November 30, 2012. From November 30, 2012 to the Maturity Date, the Company may redeem all or a portion of the Debentures at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, if the weighted average trading price of the Common Shares reaches a specified threshold.

     In connection with the Debenture Offering, the Company entered into an agreement (the “Underwriting Agreement”) dated November 3, 2009 with RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Raymond James Ltd. and Thomas Weisel Partners Canada Inc. (the “Debenture Underwriters”), pursuant to which the Company has agreed to sell and the Debenture Underwriters have severally agreed to purchase (subject to the terms of the Underwriting Agreement) on or about November 17, 2009 an aggregate of $110,000,000 principal amount of Debentures at a price of $1,000 per Debenture (the “Offering Price”), payable in cash (net of underwriters fees and expenses) to the Company against delivery.  The obligations of the Debenture Underwriters in the Debenture Offering under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events.

     Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Debenture Underwriters in the Debenture Offering a commission equal to 4% of the gross proceeds from the issue and sale of the Debentures and to reimburse the Debenture Underwriters for expenses for various services rendered to us in connection with the Debenture Offering. We have also granted the Debenture Underwriters in the Debenture Offering an over-allotment option (the “Over-Allotment Option”) under the Underwriting Agreement, exercisable in whole or in part not later than 30 days after the closing of the Debenture Offering, to purchase up to an additional $16,500,000 principal amount of Debenture at the Offering Price solely to cover over-allotments, if any, and for market stabilization purposes. If the Debenture Underwriters in the Debenture Offering exercise the Over-Allotment Option in full the total Price to the Public, Debenture Underwriters’ Fee and Net Proceeds to the Company under the Debenture Offering will be $126,500,000, $5,060,000 and $121,440,000, respectively.

     The Underwriting Agreement permits the Debenture Underwriters to offer and sell the Debentures within the United States or to, or for the account or benefit of, U.S. persons through certain of their qualified U.S. broker dealer affiliates in transactions that comply with exemptions from the registration requirements of the U.S. Securities Act, including sales to “qualified institutional buyers”, as defined in Rule 144(a)(1) of the U.S. Securities Act, pursuant to Rule 144A of the U.S. Securities Act. The Company has further agreed to file and clear this short form base shelf prospectus relating to the Common Shares issuable from time to time on the conversion of the Debentures with the British Columbia Securities Commission and concurrently, pursuant to the multi-jurisdictional disclosure system adopted by the United States and Canada, file and bring effective a registration statement on Form F-10 with the SEC and to keep the registration statement effective until the later of (i) 12 months from the Closing Date, and (ii) 12 months from the last Over-Allotment Closing Date. It is a condition of the closing of the Debenture Offering that the registration statement of which this shelf prospectus forms a part be declared effective by the SEC and that we have filed with the SEC a prospectus supplement registering the Common Shares issuable from time to time on the conversion of the Debentures.

CONSOLIDATED CAPITALIZATION

      The following table sets forth the consolidated capitalization of the Company as at the dates indicated, adjusted to give effect to the full conversion of the Debentures under the Debenture Offering (the “Debenture Conversion”), on the share and loan capital of the Company since September 30, 2009, the date of the Company’s financial statements most recently filed in accordance with National Instrument 51‑102.  This table should be read in conjunction with the consolidated financial statements of the Company and the related notes and management’s discussion and analysis in respect of those statements that are incorporated by reference in this short form prospectus.

	As at September 30, 2009 before	As at September 30, 2009 after
	giving effect to the Debenture	giving effect to the Debenture
	Offering and the Debenture	Offering and the Debenture
	Conversion	Conversion
Common Shares	333,687,511	392,524,720
(Authorized: unlimited) Warrants	86,178,552	86,178,552
Stock Options	17,617,307	17,617,307
Long-Term Debt (including Senior Secured Notes)	$69,761,294	$40,330,310(1)
Debentures
Debt Component	$0	$0
Equity Component	$0	$0
Total	$0	$0
Total Shareholder’s Equity and Long-Term Debt	$446,757,519	$537,966,535(2)

(1)	Assumes repayment of offered development loans (see “Project Loan Financing – Burnstone Project – Offered Development Loans”).

(2)	After deducting the Underwriters’ Fee and expenses.

USE OF PROCEEDS

     Unless otherwise indicated in an applicable prospectus supplement relating to an offering of Common Shares, the Company will use the net proceeds received from Common Shares issued upon conversion of the Debentures to reduce the outstanding amount owing by the Company under the Debentures.

PLAN OF DISTRIBUTION

     The Company may sell Common Shares to or through underwriters or dealers and also may sell Common Shares directly to purchasers or through agents. The distribution of Common Shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement. In connection with the sale of Common Shares, underwriters may receive compensation from the Company or from purchasers of Common Shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Common Shares may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Common Shares by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

     If so indicated in the applicable prospectus supplement, the Company may authorize dealers or other persons acting as the Company’s agents to solicit offers by certain institutions to purchase the Common Shares directly from the Company pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

     This prospectus qualifies Common Shares, including Common Shares issuable on conversion of the Debentures issued under the Debenture Offering. The specific terms of any offering of Common Shares will be described in the applicable prospectus supplement. The prospectus supplement relating to any offering of Common Shares will set forth the terms of the offering of the Common Shares, including, to the extent applicable, the initial offering price, the proceeds to the Company, the underwriting discounts or commissions, the currency in which the Common Shares may be issued and any other discounts or concessions to be allowed or reallowed to dealers. Any underwriters involved with respect to any offering of Common Shares sold to or through underwriters will be named in the prospectus supplement relating to such offering.

     Holders of Debentures resident in the United States who acquire Common Shares pursuant to the conversion of Debentures in accordance with their terms and under this prospectus and any applicable prospectus supplement may have a right of action against the Company for any misrepresentation in this prospectus or any applicable prospectus supplement. However, the existence and enforceability of such a right of action is not without doubt. By contrast, holders of Debentures resident in Canada who may acquire Common Shares pursuant to the conversion of Debentures in accordance with their terms and who will be deemed to acquire such Common Shares under applicable Canadian prospectus exemptions, will not have any such right of action.

     The Company has agreed with the Debenture Underwriters under the Debenture Offering to file and clear a short form base shelf prospectus relating to the Common Shares issuable from time to time on the conversion of the Debentures with the British Columbia Securities Commission and concurrently, pursuant to the multi-jurisdictional disclosure system adopted by the United States and Canada, file and bring effective a registration statement on Form F-10 with the SEC and to keep the registration statement effective until the later of (i) 12 months from the closing date of the initial issuance of the Debentures, and (ii) 12 months from the last issuance of the Debentures pursuant to an over-allotment option granted to the Debenture Underwriters.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Common Shares may be entitled to indemnification by the Company against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers and agents with whom the Company enters into agreements may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

     Each Common Share carries the right to attend and vote at all general meetings of shareholders, to receive dividends if, as and when declared by the directors, and to participate on any dissolution or winding up of the Company.

PRIOR SALES

      For the 12-month period before the date of this short form prospectus, the Company issued the following common shares and securities convertible into common shares:

Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security
December 12, 2008	51,500 Units(1)	$1,245.20(2)
February 6, 2009	1,951,800 Common Shares	$1.38
February 10, 2009	895,000 Common Shares	$1.38
February 10, 2009	20,000 Common Shares	$2.97
March 13, 2009	100,000,000 Units(3)	$1.30
March 26, 2009	15,000,000 Units(4)	$1.30
April 15, 2009	105,396 Common Shares	$1.25
April 21, 2009	50,796 Common Shares	$1.25
May 19, 2009	101,235 Common Shares	$1.25
May 20, 2009	2,500 Common Shares	$1.25
May 25, 2009	3,300 Common Shares	$1.25
June 30, 2009	125,500 Common Shares	$1.50
July 2, 2009	7,700 Common Shares	$1.50
July 7, 2009	33,900 Common Shares	$1.25
July 24, 2009	35,600 Common Shares	$1.25
August 24, 2009	19,432 Common Shares	$1.25
September 8, 2009	4,375 Common Shares	$1.25
September 10, 2009	99,415 Common Shares	$1.25
September 11, 2009	65,020 Common Shares	$1.25
October 1, 2009	200 Common Shares	$1.25
October 22, 2009	66,467 Common Shares	$1.75

(1)

Each unit consists of one senior secured note in the principal amount of U.S. $1,000 (CDN$1,245.20) and 350 share purchase warrants. Each warrant entitles the holder thereof to purchase one common share in the capital of the Company at a price of $1.25 per share on or before December 12, 2011.

(2)	Based on Bank of Canada noon rate as at December 12, 2008 (U.S.$1.00 = CDN$1.2452).

(3)

The units were issued pursuant to a short form prospectus offering. Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder thereof to purchase one common share at a price of $1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010.

(4)

The units were issued on exercise of the over-allotment option pursuant to a short form offering. Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder thereof to purchase one common share at a price of $1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010.

TRADING PRICE AND VOLUME

      The Company’s Common Shares are listed on the TSX, the Amex and the JSE under the trading symbol “GBG”. The following tables set forth information relating to the trading of the Common Shares on the TSX, Amex and JSE for the months indicated.

	TSX Price Range
Month	High	Low	Total Volume
October 2008	2.18	0.91	20,830,305
November 2008	1.62	0.99	12,225,461
December 2008	1.79	0.95	20,032,726
January 2009	1.72	1.23	9,452,893
February 2009	2.38	1.53	18,392,464
March 2009	1.75	1.11	22,298,063
April 2009	1.70	1.37	19,423,070
May 2009	1.84	1.44	62,622,206
June 2009	1.97	1.53	80,000,377
July 2009	1.70	1.43	26,451,880
August 2009	1.60	1.36	32,302,467
September 2009	1.80	1.45	41,316,647
October 2009	1.84	1.49	48,999,873
November 1-11, 2009	1.72	1.53	26,511,640

	Amex Price Range (in US$)
Month	High	Low	Total Volume
October 2008	2.07	0.76	21,559,562
November 2008	1.40	0.76	13,291,559
December 2008	1.50	0.73	16,996,315
January 2009	1.40	0.97	19,676,790
February 2009	1.90	1.23	25,157,461
March 2009	1.55	0.87	30,989,354
April 2009	1.37	1.10	17,153,115
May 2009	1.74	1.22	26,519,929
June 2009	1.77	1.32	36,288,414
July 2009	1.55	1.22	16,460,382
August 2009	1.54	1.23	19,414,912
September 2009	1.69	1.32	53,155,172
October 2009	1.77	1.36	47,101,789
November 1-11, 2009	1.65	1.41	22,015,236

	JSE Price Range (in ZAR)
Month	High	Low	Total Volume
October 2008	17.00	8.65	532,647
November 2008	13.05	8.50	550,143
December 2008	12.83	8.10	184,414
January 2009	14.00	10.00	861,031
February 2009	18.90	11.82	393,993
March 2009	18.73	9.70	977,565
April 2009	12.73	10.45	255,329
May 2009	13.50	10.60	344,437
June 2009	14.00	10.70	939,584
July 2009	12.50	10.25	215,517
August 2009	11.70	9.76	251,361
September 2009	12.50	10.00	741,353
October 2009	12.60	10.60	560,182
November 1-11, 2009	12.99	11.50	71,445

RISK FACTORS

     There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Great Basin and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Great Basin’s business and its involvement in the gold exploration and development industry.

     An investment in the securities of Great Basin is considered speculative and involves a high degree of risk due to, among other things, the nature of Great Basin’s business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this short form prospectus. The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. In addition to information set out elsewhere in this short form prospectus and contained in the Company’s annual information form dated March 27, 2009, for the financial year ended December 31, 2008, which is incorporated by reference into this short form prospectus, investors should carefully consider the following risk factors. Such risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

General Mining Risks

There is no assurance that our mineral resources will ever be classified as reserves under the disclosure standards of the SEC

     The mineralized material at our properties is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but no part of any of our properties’ mineralization is yet considered to be a reserve under United States mining standards, among other considerations, as all necessary mining permits would be required to be on hand or issuance imminent in order to classify the project’s mineralized material as an economically exploitable reserve.

The exploration for and development of mineral deposits involves significant risks

     Mineral resource exploration is a speculative business and involves a high degree of risk. We have completed feasibility study work which outlines mineral reserves at both the Burnstone Property and the Hollister Property under NI 43-101. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few explored properties are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by us will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

     The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in us not receiving an adequate return on invested capital.

     The figures for mineral reserves and resources included herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period. In addition, we may not be able to secure drilling contractors, rigs and personnel during our desired time periods and at our expected costs.

     The estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors.

No history of mining operations or profitability

     The Company’s properties are in the exploration and development stages. The future development of any properties found to be economically feasible will require board approval, the construction and operation of mines, processing plants and related infrastructure. As a result, Great Basin is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine startup. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

Uncertainty of acquiring additional commercially mineable mineral rights

     Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

     The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

     In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Government regulation

     Great Basin’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine, safety, toxic substances, land use, water use, land claims of local people and other matters. Although Great Basin’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

     Many of Great Basin’s mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits for the Burnstone Property are, as a practical matter, subject to the discretion of the South African government. No assurance can be given that Great Basin will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Great Basin may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     New laws and regulations or amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Great Basin and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

A substantial or extended decline in gold prices would have a material adverse effect on our business

     Our business is dependent on the price of gold, which is affected by numerous factors beyond our control. Factors tending to put downward pressure on the price of gold include:

  sales or leasing of gold by governments and central banks;

  strengthening of the US dollar;

  global or regional recession or reduced economic activity;

  speculative trading;

  decreased demand for industrial uses, use in jewellery or investment;

  high supply of gold from production, disinvestment and scrap;

  interest rates;

  sales by gold producers in forward transactions and other hedging;

  the production and cost levels for gold in major gold-producing nations; and

  the cost level (in local currencies) for gold in major consuming nations.

     Any substantial drop in the price of gold would adversely impact our future revenues, profits and cash flows. In addition, sustained low gold prices can:

  reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold price;

  halt or delay the development of new projects; and

  reduce funds available for exploration, with the result that depleted minerals are not replaced.

     If gold prices were to decline significantly for an extended period of time, we might be unable to continue with the exploration and development of our properties or fulfill our obligations under our agreements or under our permits or licenses. As a result, we could lose our interest in or be forced to sell some of our properties.

Although we have no reason to believe that the existence and extent of any of our properties is in doubt, title to mining properties is often subject to potential claims by third parties claiming an interest in them

     Our mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. Our mineral interests consist of mineral claims, and new order mining rights, which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes, complete filings and other necessary applications or to carry out and file assessment work, may invalidate title to portions of the properties where our mineral rights are held.

We may not be able to obtain insurance for many of the risks that we face

     In the course of exploration, development and production of mineral properties, a variety of risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not possible to fully insure against many of the risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of our securities.

     We are not insured against all environmental risks. Insurance against environmental risks (including potential liability for hazards as a result of the disposal of waste products resulting from exploration and production) is not generally available to companies in the mineral exploration and mining industry. Management periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.

Risks More Specifically Relating to the Hollister Property

Risks associated with the October 2009 Hollister Report

     The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Hollister Property. The mineralized material at the Hollister Property is currently classified as a measured and indicated resource and a portion qualifies as proven and probable reserves under NI 43-101. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the October 2009 Hollister Report. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. Operating costs of the Esmeralda Mill are estimated not to exceed US$50 per ton, based on the advice of its previous owners, which the Company believes to be a reasonable number. The Company’s initial experience has not led it to believe the actual number would be materially different from this estimate.

     The October 2009 Hollister Report assumes specified, long-term price levels for gold of US$800/oz. The price of this metal has historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will remain at current levels or that it will not decline below the prices assumed in the October 2009 Hollister Report. Prices for gold have been below the price ranges assumed in October 2009 Hollister Report at times during the past ten years, and for extended periods of time. The development of the Hollister Property is dependent upon generating adequate cash flow to sustain the capital requirements.

Risks associated with the re-commissioning of the Esmeralda Mill

     The Company completed the commissioning process of the first phase of the Esmeralda Mill in September 2009.  The Company has certain expectations with respect to performance of the Esmeralda Mill, but there can be no assurance that after the re-commissioning the Esmeralda Mill will perform to such expectations.  Lower-than-expected performance could impact the Company’s cash flow.

Risks associated with the Environmental Impact Statement

     The Company sought to have the environmental impact assessment serve as the basis for its mining permitting application at the Hollister Property. However, in December, 2008, the Company was advised that it would have to prepare an EIS on the Hollister Property. Preparing the EIS is a more in-depth and involved process and as a consequence, there is greater uncertainty in respect of timing and requirements to successfully complete an EIS. Failure or delay to get an EIS could materially hinder, delay or preclude the Company moving into production at the Hollister Property.

Permit restriction on production

     At the Hollister Property, test mining and bulk sampling commenced during 2008. The permitted production and processing offsite of ore at the Hollister Property is currently limited to 275,000 tons of ore per year in accordance with recent permitting received December 24, 2008. In 2008, the Company recovered 80,305 oz gold equivalent from approximately 50,161 tons of ore generated at the Hollister Property. If the Company fails to obtain and/or maintain in good standing the necessary permits to full production or exceeds the production restrictions on its current permitting, its trial mining and planned development activities could cease or be delayed.

We could incur substantial costs due to the environmental impact of our mining operations

     The Company’s activities at the Hollister Property are subject to extensive federal, state and local laws and regulations governing environmental protection. We must obtain governmental permits and provide associated financial assurances to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or state air, water quality and mine reclamation rules and permits.

     Failure to comply with the appropriate environmental laws can lead to injunctions, damages, suspension or revocation of permits and the imposition of penalties. There can be no assurance that the Company has been or will at all times be in complete compliance with such laws or permits or that the cost of complying with current and future environmental laws and permits will not materially adversely affect our future cash flow and results of operations.

Changes in mining legislation could adversely affect our operations

      The Hardrock Mining and Reclamation Act of 2009 Bill HR 699, which aims to overhaul the General Mining Law of 1872, is currently being considered by the U.S. Congress.  This Bill relates to hardrock mining on public lands.  This Bill may include a royalty on hardrock mining on public lands.  Should this Bill be enacted into law, the royalty provisions, whether applicable to gross or net profits, could adversely affect continued mineral production at the Hollister Property.

Risks More Specifically Relating to South Africa and the Burnstone Property

General

     A substantial part of our properties and operations are located in South Africa and are exposed to the political and economic risks relating to South Africa. These risks may include political and economic uncertainty and related currency fluctuations.

We are subject to exchange control regulations that may affect our ability to borrow funds and guarantee obligations of our subsidiary

     South African law provides for exchange control regulations which restrict the export of capital by residents from the common monetary area, which includes South Africa. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa and to repay these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of subsidiaries with regard to these borrowings. Although the government has expressed an intention to gradually relax exchange control regulations with a view to ultimately eliminating exchange controls, there is no certainty that exchange control regulations will be reduced or eliminated.

Risks associated with the October 2009 Burnstone Report

     The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Burnstone Property. The mineralized material at the Burnstone Property is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards in NI 43-101 as a proven and probable reserve, but readers are cautioned that no part of the Burnstone Property’s mineralization is yet considered to be a reserve under SEC standards, as all necessary mining permits would be required to be in hand or issuance imminent in order to classify any part of the project’s mineralized material as an economically exploitable reserve under such standards.

     Although final feasibility work has been done to confirm the mine design, mining methods and processing methods discussed in the October 2009 Burnstone Report, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the October 2009 Burnstone Report. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

     The October 2009 Burnstone Report assumes specified, long-term price levels for gold of US$800/oz. The price of this metal has historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will remain at current levels or that it will not decline below the prices assumed in the October 2009 Burnstone Report. Prices for gold have been below the price ranges assumed in October 2009 Burnstone Report at times during the past ten years, and for extended periods of time. The project will require major financing, including a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms.

     Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and communities concerns. The economics of the Burnstone Property are sensitive to the US Dollar and South African Rand exchange rate, and this rate has been subject to large fluctuations in the last several years.

Changes in mining legislation could adversely affect our operations

     Our business could be adversely affected by changes in government regulations relating to exploration, mining and the environment. In South Africa, in order to maintain security of tenure of our mineral properties, we are obliged to comply with the MPRDA, the associated regulations and the socio-economic scorecard. As a result of this new legislation, the South African government exercises control over the granting of prospecting and mining rights, beneficiation, mineral exports and taxation. Applications for prospecting and mining rights are required to demonstrate their eligibility based on their compliance with a number of black economic empowerment criteria. These include factors such as ownership, employment equity, human resources development and procurement policy.

Retention of prospecting and mining rights cannot be guaranteed

     In South Africa, although we have successfully converted all of our old prospecting rights to new order prospecting rights, and obtained our mining right (effective February 2009), new order prospecting or mining rights may be suspended or cancelled where the DMR, having followed the requisite procedures under the MPRDA, determines that the holder is in breach of the provisions of the MPRDA or the terms under which such new order prospecting or mining rights were granted. Similarly, rights could be suspended under related legislation in respect of health and safety and the environment, including where the mineral is not mined optimally in accordance with the relevant work programme. The MPRDA has also significantly increased the potential penalties and restrictive provisions relating to environmental management, environmental damage or pollution resulting from prospecting or mining activities.

Non-compliance with black economic empowerment (“BEE”) initiatives could affect our ability to secure mining rights

     In South Africa, we are required to comply with local procurement, employment equity, ownership and other regulations which are designed to redress historical social and economic inequalities and ensure socioeconomic stability. We embrace and will participate in initiatives intended to redress historical social and economic inequalities. We consider these initiatives to be a strategic imperative and we recognize the risk of not pursuing them vigorously or of them not succeeding.

     In October 2002, the government and representatives of South African mining companies and mineworkers’ unions reached broad agreement on the Mining Charter, designed to facilitate the participation of HDSAs in the country’s mining industry. Non-compliance with the provisions of the Mining Charter could lead to loss of mining and related rights.

The Mining Charter’s stated objectives include the:

  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

  expansion of the skills base of such persons;

  promotion of employment and advancement of the social and economic welfare of mining communities; and

  promotion of beneficiation within South Africa.

     The Mining Charter requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five years and 26% ownership within 10 years from the effective date of the MPRDA. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing financing to fund their equity participation up to an amount of ZAR100 billion within the first five years after the implementation of the MPRDA. Beyond this ZAR100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing buyer – willing seller basis.

     We are presently in compliance with BEE requirements, but we cannot be certain that we will continue to be in compliance with the BEE requirements, which theoretically can be changed by legislative acts of the South African government at any time. Other future events or circumstances could result in our non-compliance if, for example, our BEE partner disposes of a sufficient number of the approximately 19.94 million of our shares purchased by it, or if our BEE partner is diluted out of or otherwise loses its interest in such shares.

We could incur substantial costs due to the environmental impact of our mining operations

     Our operations are subject to South African environmental legislation and regulations, specifically the MPRDA and the National Environmental Management Act, 1998 (“NEMA”). Of these, the provisions of NEMA are particularly far-reaching, especially s.28 thereof, which states that every person who causes, has caused or may cause significant pollution or degradation of the environment must take reasonable steps to prevent such pollution or degradation from occurring, continuing or recurring, or in so far as such harm to the environment is authorised by law or cannot reasonably be avoided or stopped, to minimise and rectify such pollution or degradation of the environment. Some have speculated that Section 28 of NEMA may have introduced the principle of strict liability with respect to the causation of environmental impacts. The reach of the relevant provisions of NEMA, however, are still to be interpreted by the South African courts.

     Under the MPRDA, companies that undertake mining activities must make financial provision for rehabilitation liabilities to the satisfaction of the DMR, and directors of companies may be held jointly and severally liable for any unacceptable negative impact on the environment, including damages caused by the company which they represent.

     Under the National Water Act, 1998, the owner of land and controllers or occupiers of land on which any activity or process is or was performed or undertaken or on which any situation exists that causes, has caused or is likely to cause the pollution of a water resource, must take all reasonable measures to prevent such pollution from occurring, continuing or recurring.

     The Department of Environmental Affairs and Tourism and the Department of Water Affairs and Forestry may issue administrative directives to enforce the provisions of NEMA and the National Water Act to take specific anti-pollution measures, continue with those measures and/or to complete those measures.

Operations in South Africa are subject to risks including higher HIV/AIDS rates than those prevailing in North American and European jurisdictions

     We are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the viability of our affected foreign operations which in turn could have a material and adverse affect on our future cash flows, earnings, results of operations and financial condition.

     Risks may include, among others, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and terrorist actions, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, limitations of foreign ownership, limitations on the repatriation of earnings, infrastructure limitations and increased financing costs. HIV/AIDS is also prevalent in South Africa. Some of our employees may have or could contract this potentially deadly virus. The prevalence of HIV/AIDS could cause lost employee man-hours and may make finding skilled labour more difficult. These risks may limit or disrupt our exploration activities or development of future mining operations, restrict the movement of funds, or result in expropriation without fair compensation.

The impact of the South African Royalty Act

      The Royalty Act, which provides that a royalty will be payable to the South African government for gold production at a percentage of revenues from the gross sale of refined gold will come into operation on March 1, 2010.  Although management has estimated the royalty payable on the Burnstone Property to be 4% of gross sales of refined gold, there is no certainty that it would not be higher.

Actual infrastructure costs may increase from those reported in the October 2009 Burnstone Report

     Although costs, including design, procurement, construction and on-going operating costs and metal recoveries, have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the October 2009 Burnstone Report. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Risks Relating to Financial Matters

The Company may be unable to repay the Senior Secured Notes

     The Company undertook the Note Financing in December 2008 pursuant to which it may be requested by the holders to repay 120% of the principal amount of the Senior Secured Notes on November 12, 2010. The Senior Secured Notes are secured against the Company’s Nevada assets, including the Hollister Property. Should the Company be unable to repay the Senior Secured Notes when due, the Company could face legal action by the Senior Secured Note holders, or the Senior Secured Note holders could realize on the secured Nevada assets, resulting in a seizure of the some of the assets on the Hollister Property.

Volatility of Market Price of Common Shares

     The market price of the Common Shares may be volatile. Market price fluctuations in the Common Shares and may be due to Great Basin’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by Great Basin or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Cautionary Statement Regarding Forward-Looking Statements”. In addition, the market price for securities in the stock markets, including the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

We have a history of losses

     We and our predecessor companies have an 18-year history of losses, and there can be no assurance that we will ever be profitable. We anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We have not paid dividends since incorporation, and we do not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of our board of directors after taking into account many factors including our operating results, financial condition and anticipated cash needs. As stated above, we have generated revenue in 2008 by way of processing ore that was recovered during development. The total gross revenue for 2008 was US$27 million.

A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders

      We may issue additional Common Shares or securities convertible into Common Shares in the future pursuant to a number of existing agreements, including further issuances of up to 50.9 million Common Shares to Rusaf Gold Ltd. that are contingent on exploration success on Rusaf properties over the next two years and further issuances due to anti-dilution provisions in existing agreements.  A copy of the Arrangement Agreement under which additional shares may become issuable to former shareholders of Rusaf was filed at www.sedar.com on November 9, 2009.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities

     Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws

     Non-Canadian residents holding our Common Shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence. Accordingly, we do not comply with Amex corporate governance requirements under an exemption in the Amex rules that permits us to follow Canadian governance requirements except for the US requirements relating to the independence of the Audit Committee.

We believe that we are a PFIC for U.S. federal income tax purposes

     We believe that we are currently a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This could result in material adverse U.S. federal income tax consequences for you if you are a U.S. holder of Common Shares, including having gains realized on the disposition of Common Shares treated as ordinary income rather than as capital gains, and having potentially punitive interest charges apply to those gains as well as certain other distributions by us. Further, certain non-corporate U.S. holders will not be eligible for the preferential tax rates on dividends paid by us.

     We urge you to consult your tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of Common Shares, as may apply to your particular circumstances.

Risks relating to Global Economy

     Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase its cost of capital. Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

     These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited their access to capital and credit. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company’s cost of obtaining, financing for its operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.

     Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these factors continue, the Company’s operations could be adversely impacted and the trading price of the Debentures and Common Shares may be adversely affected.

     The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and on favourable terms. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Debentures and Common Shares could be adversely affected.

Risks Relating to our Business and Operations

We cannot provide any assurances that we will be issued the necessary exploration and mining permits and licenses, or if issued that they will be renewed or that we can comply with the conditions imposed

     Mineral resources are typically owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

     Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic return will differ significantly from those estimated for a project prior to production

     Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.

     Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. They typically require a number of years and significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  future gold prices; and

  anticipated capital and operating costs.

Our projects have no operating history upon which to base estimates of future cash operating costs.

     Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

     Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  unanticipated changes in grade and tonnage of ore to be mined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  costs of constructing and operating a mine in a specific environment;

  availability and costs of processing and refining facilities;

  availability of economic sources of power;

  adequacy of water supply;

  adequate access to the site, including competing land uses (such as agriculture);

  unanticipated transportation costs;

  government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  title claims, including aboriginal land claims;

  fluctuations in prices of precious metals; and

  accidents, labour actions and force majeure events.

     It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

We cannot provide assurance that we have been or will be at all time in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition

     Our activities are subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or state air, water quality and mine reclamation rules and permits.

     Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all time in complete compliance with such laws or permits or that the costs of complying with current and future environmental, health and safety laws and permits will not materially adversely affect our future cash flow, results of operations and financial condition.

We compete with other companies with greater financial resources

     We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are subject to litigation risks

     All industries, including the mining industry, are subject to legal claims, with and without merit. We have in the past and may from time to time be involved in various routine legal proceedings although no such proceedings are currently ongoing. Further, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have material adverse effects on the Company’s future cash flow, results of operations or financial condition.

     In recent years, communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

     Great Basin Resource Watch (“GBRW”), a non‑profit non‑governmental organization, initially filed an appeal with the Nevada State Environmental Commission (“NSEC”) challenging the NDEP’s issuance of a water pollution control permit relating to the Hollister Property.  Although GBRW subsequently withdrew the appeal, there can be no assurance that the challenge by the GBRW or other NGOs to this permit or other permits relating to our projects will not result in cancellation of such permits, and any such cancellation could have a material adverse impact on our future cash flow, results of operations and financial condition.

      The Company is subject to a complaint by BLM officials in connection with certain surface disturbances at the Hollister Project which BLM claims were a violation of the U.S. federal “Archeological Resources Protection Act."   A negative finding against the Company could potentially cause a project delay or financial penalty.

We are subject to fluctuations in currency exchange rates which could adversely affect our financial position and the results of our operations

     We conduct business in currencies other than Canadian dollars. We maintain most of our working capital in Canadian dollars or Canadian dollar-denominated securities and convert our Canadian funds to foreign currencies, predominantly United States dollars and South African Rand as certain payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations.

     Our future revenues derived from gold sales will be in United States dollars. Of particular significance is the fact that our operations in South Africa, including costs relating to construction, services and materials, are almost entirely paid for in South African Rand. The South African Rand has historically devalued against the United States dollar. Strength in the South African Rand against the United States dollar, however, will negatively impact the potential profitability of our mining operations in South Africa. The South African Rand and United States dollar exchange rate has fluctuated significantly over the last few years.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations

     We depend on a number of key personnel, the loss of any one of whom could have an adverse effect on our operations.

     Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. We cannot assure that we will be successful in attracting and retraining skilled and experienced personnel.

Difficulties for investors in foreign jurisdictions in bringing actions and enforcing judgments

     The Company is organized under the laws of British Columbia and its principal executive office is located in the Republic of South Africa. All of the Company’s officers and all but one of its directors, and all of the experts named in this short form prospectus, reside outside of the United States, and all or a substantial portion of their assets, and a portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company. Please refer to additional information under the heading “Enforceability of Civil Liabilities by U.S. Investors” in this short form prospectus.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

     The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

     No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

     If any of the foregoing events, or other risk factor events not described herein occur, our business, financial condition or results of operations could suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor acquiring any common shares offered thereunder.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The applicable prospectus supplement will also describe certain United States federal income tax consequences to an investor acquiring any common shares offered thereunder.

AUDITORS, TRANSFER AGENT AND REGISTRAR

     The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia who have advised that they are independent with respect to the Company within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon by Lang Michener LLP on our behalf. As at the date hereof, the partners and associates of Lang Michener LLP, as a group, beneficially own, directly or indirectly, less than one percent of our outstanding Common Shares.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

The Registrant is subject to the provisions of the Business Corporations Act (British Columbia) (the “Act”).

Under Section 160 of the Act, an individual who:

  is or was a director or officer of the Registrant,

  is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), may be indemnified by the Registrant against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, a proceeding (an “eligible penalty”) in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding (“eligible proceeding”) to which the eligible party is or may be liable, or after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.

Under Section 161 of the Act, the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the Act, the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding; provided the Registrant must not make such payments unless it first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by Section 163, the eligible party will repay the amounts advanced.

Under Section 163 of the Act, the Registrant must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or, after the final disposition of an eligible proceeding, pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the Act, as the case may be, if any of the following circumstances apply:

  if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

  if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

  if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be; or

  in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable in respect of the proceeding, or, after the final disposition of an eligible proceeding, pay the expenses of the eligible party under Sections 160, 161 or 162 of the Act in respect of the proceeding.

Under Section 164 of the Act, the Supreme Court of British Columbia may, on application of the Registrant or an eligible party, order the Registrant to indemnify the eligible party or to pay the eligible party’s expenses, despite Sections 160 to 163 of the Act.

Under the Act, the articles of the Registrant may affect the power or obligation of the Registrant to give an indemnity or pay expenses to the extent that the articles prohibit giving the indemnity or paying the expenses. As indicated above, this is subject to the overriding power of the Supreme Court of British Columbia under Section 164 of the Act.

Under the articles of the Registrant, subject to the provisions of the Act, the Registrant must indemnify a director or former director of the Registrant and the heirs and legal personal representatives of all such persons against all eligible penalties to which such person is or may be liable, and the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and officer is deemed to have contracted with the Registrant on the terms of the indemnity contained in the Registrant’s articles. The failure of a director or officer of the Registrant to comply with the Act or the articles of the Registrant does not invalidate any indemnity to which such person is entitled under the Registrant’s articles.

Under the articles of the Registrant, the Registrant may purchase and maintain insurance for the benefit of any eligible party against any liability incurred by such party as a director, officer or person who holds or held an equivalent position.

Underwriters, dealers or agents who participate in a distribution of securities registered hereunder may be entitled under agreements to be entered into with the Registrant to indemnification by the Registrant against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

EXHIBITS

Exhibit	Description No.

4.1

Annual Information Form of the Company for the year ended December 31, 2008, dated as of March 27, 2009 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008 filed on March 27, 2009)

4.2

Audited consolidated financial statements of the Company and the notes thereto for the financial years ended December 31, 2008 and 2007, together with the report of the auditors thereon (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008 filed on March 27, 2009)

4.3

Management's discussion and analysis of the financial condition and results of operations of the Company for the fiscal year ended December 31, 2008 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008 filed on March 27, 2009)

4.4

Management information circular dated May 14, 2009 in connection with the Company’s annual meeting of shareholders of the Company held on June 22, 2009 (incorporated by reference to the Company’s Form 6-K furnished to the Commission on November 9, 2009)

4.5

Unaudited comparative interim financial statements of the Company and the notes thereto for the three and nine months ended September 30, 2009 (incorporated by reference to the Company's Report on Form 6-K furnished to the Commission on November 9, 2009)

4.6

Management’s discussion and analysis of financial condition and operations for the nine months ended September 30, 2009 (incorporated by reference to the Company's Report on Form 6-K furnished to the Commission on November 9, 2009)

4.7

Material Change Report dated March 16, 2009 announcing that the Company closed a public offering of 100 million units at a price of Cdn.$1.30 per unit raising gross proceeds of Cdn.$130 million (incorporated by reference to the Company’s Form 6-K furnished to the Commission on March 19, 2009)

4.8

Unaudited Supplementary Information – Reconciliation to United States Generally Accepted Accounting Principles as at September 30, 2009 and for the nine months ended September 30, 2009 and 2008 in accordance with Item 18 of Form 20-F (incorporated by reference to the Company’s Form 6-K furnished to the Commission on November 10, 2009)

4.9	Amended and restated compensation of executive officers for the year ended December 31, 2008, (incorporated by reference to the Company’s Form 6-K furnished to the Commission on November 17, 2009)

5.1	Consent of PricewaterhouseCoopers LLP (2)

5.2	Consent of Lang Michener LLP (2)

5.3	Consent of Stephen J. Godden, FIMMM, C. Eng., and of S. Godden & Associates Ltd.(2)

5.4	Consent of Giddeon (Deon) J. van der Heever, Pr. Sci. Nat. and of GeoLogix Mineral Resource Consultants (Pty) Ltd. (2)

5.5	Consent of Johannes G. Oelofse, Pr. Eng., FSAIMM (2)

Exhibit	Description No.

5.6	Consent of Philip N. Bentley, Pr. Sci. Nat.(2)

6.1	Powers of Attorney (1)

7.1	Trust Indenture (3)

(1)	Previously filed with the Registrant’s Registration Statement on Form F-10 filed on November 10, 2009

(2)	Filed as an exhibit hereto.

(3)	To be filed by amendment.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process.

(a)	Concurrently with the initial filing of this Registration Statement, the Registrant has filed with the Commission a written Appointment of Agent for Service of Process and Undertaking on Form F-X.

(b)

Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Johannesburg, South Africa, on this 17th day of November, 2009.

GREAT BASIN GOLD LTD.
By:	/s/ Ferdi Dippenaar
	Name:	Ferdi Dippenaar
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on this 17th day of November, 2009.

Signature	Title

/s/ Ferdi Dippenaar	President and Chief Executive Officer
Ferdi Dippenaar	and Director (Principal Executive Officer)

Chief Financial Officer (Principal
/s/ Lou van Vuuren	Financial Officer and Principal Accounting
Lou van Vuuren	Officer)

/s/ Ronald W. Thiessen
Ronald W. Thiessen	Director

/s/ Patrick Cooke
Patrick Cooke	Director

/s/ Wayne Kirk
Wayne Kirk	Director

/s/ Barry Coughlan
Barry Coughlan	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, on this 17th day of November, 2009.

By:	/s/ Wayne Kirk

	Name:	Wayne Kirk
	Title:	Director

Exhibit	Description No.

4.1

Annual Information Form of the Company for the year ended December 31, 2008, dated as of March 27, 2009 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008 filed on March 27, 2009)

4.2

Audited consolidated financial statements of the Company and the notes thereto for the financial years ended December 31, 2008 and 2007, together with the report of the auditors thereon (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008 filed on March 27, 2009)

4.3

Management's discussion and analysis of the financial condition and results of operations of the Company for the fiscal year ended December 31, 2008 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008 filed on March 27, 2009)

4.4

Management information circular dated May 14, 2009 in connection with the Company’s annual meeting of shareholders of the Company held on June 22, 2009 (incorporated by reference to the Company’s Form 6-K furnished to the Commission on November 9, 2009)

4.5

Unaudited comparative interim financial statements of the Company and the notes thereto for the three and nine months ended September 30, 2009 (incorporated by reference to the Company's Report on Form 6-K furnished to the Commission on November 9, 2009)

4.6

Management’s discussion and analysis of financial condition and operations for the nine months ended September 30, 2009 (incorporated by reference to the Company's Report on Form 6-K furnished to the Commission on November 9, 2009)

4.7

Material Change Report dated March 16, 2009 announcing that the Company closed a public offering of 100 million units at a price of Cdn.$1.30 per unit raising gross proceeds of Cdn.$130 million (incorporated by reference to the Company’s Form 6-K furnished to the Commission on March 19, 2009)

4.8

Unaudited Supplementary Information – Reconciliation to United States Generally Accepted Accounting Principles as at September 30, 2009 and for the nine months ended September 30, 2009 and 2008 in accordance with Item 18 of Form 20-F (incorporated by reference to the Company’s Form 6-K furnished to the Commission on November 10, 2009)

4.9	Amended and restated compensation of executive officers for the year ended December 31, 2008, (incorporated by reference to the Company’s Form 6-K furnished to the Commission on November 17, 2009)

5.1	Consent of PricewaterhouseCoopers LLP (2)

5.2	Consent of Lang Michener LLP (2)

5.3	Consent of Stephen J. Godden, FIMMM, C. Eng., and of S. Godden & Associates Ltd.(2)

5.4	Consent of Giddeon (Deon) J. van der Heever, Pr. Sci. Nat. and of GeoLogix Mineral Resource Consultants (Pty) Ltd. (2)

5.5	Consent of Johannes G. Oelofse, Pr. Eng., FSAIMM (2)

Exhibit	Description No.

5.6	Consent of Philip N. Bentley, Pr. Sci. Nat.(2)

6.1	Powers of Attorney (1)

7.1	Trust Indenture (3)

(1)	Previously filed with the Registrant’s Registration Statement on Form F-10 filed on November 10, 2009

(2)	Filed as an exhibit hereto.

(3)	To be filed by amendment.